Exhibit 99.8

PRO FORMA VALUATION REPORT

BANKFINANCIAL CORPORATION

PROPOSED HOLDING COMPANY FOR

BANKFINANCIAL, F.S.B.

Burr Ridge, Illinois

Dated As Of:

April 1, 2005

Prepared By:

RP Financial, LC.

1700 North Moore Street

Suite 2210

Arlington, Virginia 22209

April 1, 2005

Board of Directors

BankFinancial, MHC, Inc.

BankFinancial Corporation

BankFinancial, F.S.B.

15W060 North Frontage Road

Burr Ridge, Illinois 60527

Members of the Board of Directors:

At your request, we have completed and hereby provide an independent appraisal (“Appraisal”) of the estimated pro forma market value of the common stock which is to be offered in connection with the plan of stock issuance described below.

This Appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision (“OTS”). Specifically, this Appraisal has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” as set forth by the OTS, and applicable regulatory interpretations thereof.

Description of Reorganization and Plan of Stock Issuance

In January 1999, BankFinancial, F.S.B. (“BankFinancial” or the “Bank”) reorganized into the two-tier mutual holding company structure. As part of the reorganization, BankFinancial formed BankFinancial Corporation (the “Company”) and BankFinancial MHC, Inc. (the “MHC”), a federally-chartered mid-tier stock holding company and mutual holding company, respectively. BankFinancial became a federally-chartered capital stock savings bank, and a wholly-owned subsidiary of the Company, and the Company became the wholly-owned subsidiary of the MHC.

The respective Boards of Directors of BankFinancial MHC, Inc. and BankFinancial Corporation, a federal corporation, adopted a plan of conversion and reorganization on August 25, 2004. Pursuant to the plan of conversion and reorganization, the organization will convert from the mutual holding company form of organization to the fully stock form and will sell shares of common stock to the public in a stock offering. BankFinancial MHC, Inc., the mutual holding company parent of BankFinancial Corporation, a federal corporation, will be merged into BankFinancial, F.S.B., and BankFinancial MHC, Inc. will no longer exist. BankFinancial Corporation, a federal corporation, which owns 100% of the Bank, will be succeeded by a new Maryland corporation with the same name. When the conversion is completed, all of the capital stock of BankFinancial, F.S.B. will be owned by BankFinancial Corporation, the newly formed Maryland holding company, and all of the common stock of BankFinancial Corporation will be owned by public stockholders.

Board of Directors

April 1, 2005

Concurrent with the plan of conversion and reorganization, the Company will retain up to 50% of the net stock proceeds of the stock offering, and downstream to the Bank the remaining net proceeds of the offering in exchange for 100% ownership of the Bank. The funds downstreamed to the Bank will be includable as core capital. Immediately after consummation of the conversion and reorganization, it is not anticipated that the Company will engage in any business activity other than ownership of the Bank subsidiary, extending the loan to the Bank’s newly formed employee stock ownership plan (“ESOP”) and investment of stock proceeds that are retained by the Company. Subsequent activities of the Company may include payment of regular dividends, acquisitions of other financial institutions or branches of other financial institutions, establishment of other employee benefit plans, acquisitions of other financial service providers and/or stock repurchases.

It is anticipated that the shares will be offered in a subscription offering to the Bank’s Eligible Account Holders, Tax-Qualified Plans, Supplemental Eligible Account Holders and Other Members of BankFinancial. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering.

This document represents a new Appraisal of the pro forma market value of the Company. A previous Appraisal dated as of September 10, 2004 and updated as of October 29, 2004 and February 18, 2005, was prepared and filed with the OTS. This new Appraisal was prepared due to the restatement of the Company’s fiscal 2003 financial information and due to the extended length of time that has elapsed since the date of the September 10, 2004 Appraisal.

RP Financial, LC.

RP Financial, LC. (“RP Financial”) is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal (including our prior original appraisal and subsequent updates) and planning services performed prior to June 21, 2004, we are independent of the Bank, the Company and the MHC and the other parties engaged by the Bank to assist in the stock issuance process.

Valuation Methodology

In preparing our appraisal, we have reviewed the Bank’s, the Company’s and MHC’s regulatory applications, including the prospectus as filed with the OTS and the Securities and Exchange Commission (“SEC”). We have conducted a financial analysis of the MHC, the Company and the Bank that has included a review of its audited financial information for the fiscal years ended December 31, 2000 through December 31, 2004, and various audited and unaudited information and internal financial reports through December 31, 2004 and due diligence related discussions with the Bank’s management; Crowe Chizek and Company LLC, the Company’s independent auditor; Luse Gorman Pomerenk & Schick, P.C., the Company’s

Board of Directors

April 1, 2005

counsel in connection with the plan of conversion and reorganization; and Sandler O’Neill & Partners, LLP, the Company’s financial and marketing advisor in connection with the stock offering. All conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which the Company operates and have assessed the Company’s relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on the Company and the industry as a whole. We have analyzed the potential effects of the stock offering on the Company’s operating characteristics and financial performance as they relate to the pro forma market value. We have reviewed the economy in the Company’s primary market area and have compared the Company’s financial performance and condition with publicly-traded thrifts. We have reviewed market conditions for stocks in general and market conditions for thrift stocks in particular, including the market for existing thrift issues and the market for initial public offerings by thrifts. We have also considered the expected market for the Company’s public shares. We have excluded from such analyses thrifts subject to announced or rumored acquisition, mutual holding company institutions and/or those institutions that exhibit other unusual characteristics.

Our Appraisal is based on the Company’s representation that the information contained in the regulatory applications and additional information furnished to us by the Company, its independent auditors, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Company, its independent auditors, legal counsel and other authorized agents nor did we independently value the assets or liabilities of the Company. The valuation considers the Company only as a going concern and should not be considered as an indication of the Company’s liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for the Bank, the MHC and the Company and for all thrifts and their holding companies. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of thrift stocks as a whole or the Company’s value alone. It is our understanding that there are no current plans for selling control of the Company or the Bank following the offering. To the extent that such factors can be foreseen, they have been factored into our analysis.

Board of Directors

April 1, 2005

Pro forma market value is defined as the price at which the Company’s stock, immediately upon completion of the offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of April 1, 2005, the pro forma market value of the Company’s common stock immediately following the offering is $185,000,000 at the midpoint, equal to 18,500,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range provides for a minimum value of $157,250,000 and a maximum value of $212,750,000. Based on the $10.00 per share offering price, this valuation range equates to total shares outstanding of 15,725,000 at the minimum and 21,275,000 at the maximum. In the event the appraised value is subject to an increase, up to 24,466,250 shares may be issued at an issue price of $10.00 per share for an aggregate market value of $244,662,500 without requiring a resolicitation.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

RP Financial’s valuation was determined based on the financial condition and operations of the Company and the MHC as of December 31, 2004, the date of the financial data included in the regulatory applications and prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

Board of Directors

April 1, 2005

The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the Company’s financial performance and condition, management policies, and current conditions in the equity markets for thrift stocks. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Respectfully submitted, RP FINANCIAL, LC.

/s/ William E. Pommerening
William E. Pommerening
Chief Executive Officer

/s/ James J. Oren
James J. Oren
Senior Vice President

RP Financial, LC.

TABLE OF CONTENTS

BANKFINANCIAL CORPORATION

BANKFINANCIAL, F.S.B.

Chicago, Illinois

DESCRIPTION	PAGE NUMBER

CHAPTER ONE OVERVIEW AND FINANCIAL ANALYSIS

Introduction	1.1
Plan of Reorganization	1.1
Strategic Overview	1.2
Balance Sheet Trends	1.6
Income and Expense Trends	1.11
Interest Rate Risk Management	1.15
Lending Activities and Strategy	1.15
Asset Quality	1.19
Funding Composition and Strategy	1.20
Subsidiary Operations	1.21
Legal Proceedings	1.21

CHAPTER TWO MARKET AREA

Introduction	2.1
National Economic Factors	2.2
Market Area Demographics	2.6
Local Economy	2.8
Competition	2.10
Summary	2.12

CHAPTER THREE PEER GROUP ANALYSIS

Peer Group Selection	3.1
Financial Condition	3.5
Income and Expense Components	3.8
Loan Composition	3.12
Credit Risk	3.14
Interest Rate Risk	3.16
Summary	3.18

RP Financial, LC.

TABLE OF CONTENTS

BANKFINANCIAL CORPORATION

BANKFINANCIAL, F.S.B.

Chicago, Illinois

(continued)

DESCRIPTION	PAGE NUMBER
CHAPTER FOUR VALUATION ANALYSIS

Introduction	4.1
Appraisal Guidelines	4.1
RP Financial Approach to the Valuation	4.1
Valuation Analysis	4.2
1. Financial Condition	4.3
2. Profitability, Growth and Viability of Earnings	4.4
3. Asset Growth	4.6
4. Primary Market Area	4.7
5. Dividends	4.8
6. Liquidity of the Shares	4.9
7. Marketing of the Issue	4.9
A. The Public Market	4.10
B. The New Issue Market	4.14
C. The Acquisition Market	4.16
8. Management	4.17
9. Effect of Government Regulation and Regulatory Reform	4.17
Summary of Adjustments	4.18
Valuation Approaches	4.18
1. Price-to-Earnings (“P/E”)	4.19
2. Price-to-Book (“P/B”)	4.20
3. Price-to-Assets (“P/A”)	4.22
Comparison to Recent Conversions	4.22
Valuation Conclusion	4.23

RP Financial, LC.

LIST OF TABLES

BANKFINANCIAL CORPORATION

BANKFINANCIAL, F.S.B.

Chicago, Illinois

TABLE NUMBER	DESCRIPTION	PAGE
1.1	Historical Balance Sheets	1.7
1.2	Historical Income Statements	1.12

2.1	Summary Demographic Data	2.7
2.2	Primary Market Area Employment Sectors	2.9
2.3	Market Area Unemployment Trends	2.9
2.4	Deposit Summary	2.11

3.1	Peer Group of Publicly-Traded Thrifts	3.3
3.2	Balance Sheet Composition and Growth Rates	3.6
3.3	Income as a Percent of Average Assets and Yields, Costs, Spreads	3.9
3.4	Loan Portfolio Composition and Related Information	3.13
3.5	Interest Rate Risk Measures and Net Interest Income Volatility	3.15
3.6	Credit Risk Measures and Related Information	3.17

4.1	Market Area Unemployment Rates	4.8
4.2	Pricing Char/After-Market Trends Recent Conversions	4.15
4.3	Valuation Adjustments	4.18
4.4	Core Earnings Estimate	4.20
4.5	Public Market Pricing	4.21

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I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

BankFinancial is a federally chartered stock savings bank operating from a headquarters office and 16 branch office locations in the Chicago metropolitan area, specifically in Cook, Lake, Will and DuPage Counties. The Bank is wholly-owned by the Company, while the MHC owns 100% of the Company. A map of the Bank’s office locations is provided in Exhibit I-1. The Bank and Company’s primary regulators are the Office of Thrift Supervision and the Federal Deposit Insurance Corporation (“FDIC”). BankFinancial is a member of the Federal Home Loan Bank (“FHLB”) system, and its deposits are insured up to the regulatory maximums by the Savings Association Insurance Fund (“SAIF”) of the FDIC. At December 31, 2004, the MHC, the parent company of both BankFinancial and the Company, on a consolidated basis, had $1.49 billion in assets, $1.12 billion in deposits and total equity of $94.9 million or 6.36% of total assets. Tangible equity, following elimination of goodwill and a core deposit intangible, was $74.1 million, or 5.0% of assets.

Plan of Reorganization

The respective Boards of Directors of BankFinancial MHC, Inc. and BankFinancial Corporation, a federal corporation, adopted a plan of conversion and reorganization on August 25, 2004. Pursuant to the plan of conversion and reorganization, the organization will convert from the mutual Corporation form of organization to the fully stock form and will sell shares of common stock to the public in a stock offering. BankFinancial MHC, Inc., the mutual Corporation parent of BankFinancial Corporation, a federal corporation, will be merged into BankFinancial, F.S.B., and BankFinancial MHC, Inc. will no longer exist. BankFinancial Corporation, a federal corporation, which owns 100% of the Bank, will be succeeded by a new Maryland corporation with the same name. When the conversion is completed, all of the capital stock of BankFinancial, F.S.B. will be owned by BankFinancial Corporation, the newly formed Maryland Corporation, and all of the common stock of BankFinancial Corporation will be owned by public stockholders.

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Concurrent with the plan of conversion and reorganization, the Company will retain up to 50% of the net stock proceeds of the stock offering, and downstream to the Bank the remaining net proceeds of the offering in exchange for 100% ownership of the Bank. The funds downstreamed to the Bank will be includable as core capital. Immediately after consummation of the conversion and reorganization, it is not anticipated that the Company will engage in any business activity other than ownership of the Bank subsidiary, extending the loan to the Company’s newly formed employee stock ownership plan (“ESOP”) and investment of stock proceeds that are retained by the Company. Subsequent activities of the Company may include payment of regular dividends, acquisitions of other financial institutions or branches of other financial institutions, establishment of other employee benefit plans, acquisitions of other financial service providers and/or stock repurchases.

Strategic Overview

Following decades of operations as a traditional thrift in the urban Chicago market area, BankFinancial’s business strategy for the past five years has been to transform BankFinancial, F.S.B. in a safe and sound manner, from a traditional savings bank to a multi-faceted organization with strong capabilities in commercial banking and selected other financial services, to expand the Bank’s geographic presence in the Chicago metropolitan market, and to develop managerial and technological resources capable of supporting future growth. In pursuing these objectives, BankFinancial developed significant internal capabilities in multi-family residential lending, non-residential real estate lending, commercial business lending and leasing, information technology, and financial institution acquisitions. BankFinancial acquired Success Bancshares, the publicly-held holding company for Success National Bank, in November 2001. The emphasis on traditional 1-4 family residential lending products has declined in conjunction with the increased emphasis in other lending areas. The current residential lending activities include both first mortgage loans and home equity/second mortgage loans. In the past, retail deposits have constituted the principal components of the Bank’s interest-bearing liability base, with borrowed funds also utilized for the strategy of fully leveraging the available capital base. The Bank’s residential mortgage loan portfolio is comprised of both fixed rate and adjustable rate loans, with the adjustable rate mortgage loans aiding in interest rate risk management.

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Beyond 1-4 family permanent mortgage loans, the Bank’s loan portfolio includes balances of construction/land development loans, commercial real estate loans, with such loans secured by various commercial real estate such as multi-family properties and non-residential real estate, and commercial business loans and leases. This lending diversification provides both an attractive yield for interest income, and assists in interest rate risk management as most of these loans are adjustable in nature. Pursuant to the Bank’s current strategic plan, BankFinancial will remain primarily a diversified real estate and non-real estate lender with little emphasis on consumer lending.

BankFinancial’s emphasis on real estate lending, and a detailed approach to loan portfolio monitoring of the commercial real estate loan portfolio and the commercial business loan and lease portfolio has acted to limit the credit risk associated with the overall loan portfolio. This overall presence of limited credit risk lending has resulted in lower levels of classified assets and non-performing loans or delinquencies, along with only moderate levels of loan loss provisions. In the most recent fiscal years, the Bank was able to decrease the level of the allowances for loan and lease losses due to higher overall credit quality. In an effort to lessen credit risk, BankFinancial emphasizes origination of such loans almost solely in local and familiar markets. Credit risk associated with the loan portfolio is also minimized by loan portfolio tracking procedures which track borrower financial characteristics, among other parameters.

BankFinancial has historically maintained noticeable levels of investment in investment securities, with the balances typically approximating 20% of total assets. In the most recent fiscal years, the investment portfolio has contained primarily mortgage-backed securities (“MBS”) issued by Fannie Mae, Freddie Mac, and Ginnie Mae, which carry adjustable interest rate terms, along with additional investment in six issues of perpetual preferred stock issued by Fannie Mae and Freddie Mac. The general objectives of the investment portfolio are to provide liquidity when loan demand is high, to assist in maintaining earnings when loan demand is low and to maximize earnings while satisfactorily managing risk, including credit risk, reinvestment risk, liquidity risk and interest rate risk. Investments serve as a supplement to the Bank’s lending activities and the investment portfolio is considered to be indicative of a low credit risk investment philosophy. In addition to the above listed securities, the investment portfolio is comprised primarily of cash and cash equivalents, interest bearing deposits with other financial institutions and FHLB stock.

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Retail deposits and to a lesser extent, borrowings, have served as the primary interest-bearing funding sources for the Bank. BankFinancial has utilized borrowings, consisting primarily of FHLB advances as a source of funds to fully leverage the capital base. The borrowings include a small balance of reverse repurchase agreements and a $30 million loan from a third party financial institution. Most of the FHLB advances were restructured in fiscal 2003 in order to lower interest costs going forward. The deposit base includes a mixture of demand deposits, transaction and savings accounts and CDs. Non-CD accounts comprise the largest portion of the Bank’s deposit composition, and the Bank has only a moderate balance of brokered deposits in portfolio. Retail deposits and borrowed funds are expected to be the primary sources to fund the Bank’s future growth; however, to the extent additional borrowings are required, FHLB advances would likely continue to be the principal source of borrowings utilized by the Bank.

BankFinancial’s recurring earnings base is largely dependent upon net interest income and operating expense levels. The Bank’s net interest margin has been limited by the emphasis on minimizing interest rate risk, which has resulted in lower earning asset yields. The Bank’s emphasis on commercial-based lending, which utilizes the prime rate as an index, has also restricted overall yields. The current low tangible capital ratio, which has resulted in a relatively equal interest-earning assets/interest-bearing liabilities ratio, has also limited the net interest margin. The level of adjustable rate investment securities held in portfolio also has kept interest income lower, along with the investment in agency preferred stock, whose dividend rates have fallen in the recent historically low interest rate environment. Representing positive factors, the balance of low cost core deposit accounts (non-CD accounts) held in the deposit portfolio have assisted in increasing the net interest margin, the recent restructuring of the FHLB borrowings portfolio has noticeably decreased interest expense costs, and the rise in short-term interest rates over the past 18 months (including the prime rate), which has enhanced yields on loans indexed to short-term indices.

Operating expenses represent the other major component of the Bank’s earnings, and these expenses have been maintained at a level above industry averages in recent years, when

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Page 1.5

viewed as a percent of average assets. The operating expense ratio reflects primarily the overall complexity of the operations of the Bank and the branch office network, which results in lower efficiencies in terms of personnel and the overall expense base. The level of operating expenses are thus supported by higher levels of non-interest income from other business lines. The shrinkage in the asset base since December 2001, following the acquisition of Success Bancshares, without a reduction in the branch office network, has placed upward pressure on the operating expense ratio, along with the additional expense related to the core deposit intangible. Pursuant to accounting guidelines, this core deposit intangible expense amortizes most noticeably in the first periods of operations following the acquisition. The Bank’s increased capital position following the infusion of conversion proceeds is expected to facilitate additional leveraging of the operating expense ratio. At the same time, BankFinancial will incur additional operating expenses following the conversion, including expenses associated with the stock benefit plans and, thus, leveraging of the operating expense ratio will be moderated by these factors.

The post-conversion business plan of the Bank is expected to continue to focus on expanding the commercial and retail operations in the Chicago metropolitan area with the similar products and services that have been emphasized recently. BankFinancial will continue to pursue maintaining a strong level of asset quality, pursue efficient growth by leveraging the existing operational and management resources, and modestly improving non-interest income. BankFinancial will continue to be an independent community-oriented financial institution with a commitment to local real estate mortgage financing and commercial real estate and commercial business financing with operations funded by retail deposits, borrowings, equity capital and internal cash flows.

The Company’s Board of Directors has elected to pursue the stock offering in order to improve the competitive position of BankFinancial. The additional capital realized from the stock offering will increase the operating flexibility and overall financial strength of BankFinancial as well as support the expansion of the Bank’s strategic focus of providing competitive community banking services in its local market area. BankFinancial’s higher equity-to-assets ratio will also better position the Bank to take advantage of expansion opportunities as they arise. The Company or the Bank will consider branch acquisitions and

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acquisitions of other regional thrifts or commercial banks. BankFinancial’s higher capital position resulting from the infusion of conversion proceeds will also serve to reduce interest rate risk, through enhancing the Bank’s interest-earning-assets-to-interest-bearing-liabilities (“IEA/IBL”) ratio. The additional funds realized from the stock offering will provide an alternative funding source to deposits and borrowings in meeting the Bank’s future funding needs, which may facilitate a reduction in BankFinancial’s funding costs. The Company’s projected internal use of proceeds are highlighted below.

•	BankFinancial Corporation. The Company is expected to retain one-half of the net conversion proceeds. At present, funds at the Company level are expected to: (1) be utilized to pay off the $30 million loan currently held by the Company; (2) fund the ESOP; and (3) use the remaining funds for Company operating expenses and for reinvestment into earning assets. BankFinancial Corporation may also pay cash dividends to shareholders. The remaining funds held at the Company are expected to be primarily invested initially into short-term investment grade securities. Over time, the funds may be utilized for various corporate purposes.

•	BankFinancial. The remaining net conversion proceeds will be infused into the Bank in exchange for all of the Bank’s stock. The increase in capital will be less, as the amount to be borrowed by the ESOP to fund the ESOP stock purchase will be deducted from capital. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank are anticipated to become part of general operating funds, and are expected to be primarily utilized to fund loan growth.

Overall, it is the Bank’s objective to pursue growth that will serve to increase returns and operating efficiencies, while, at the same time, growth will not be pursued that could potentially compromise the overall risk associated with BankFinancial’s operations.

Balance Sheet Trends

From December 31, 2000 through December 31, 2004, BankFinancial exhibited annual asset growth of 5.5% (see Table 1.1). During this period, the Bank’s interest-earning asset composition experienced a decrease in the proportion of loans receivable from 79.0% of assets at fiscal year end 2000 to 73.5% of assets at December 31, 2004. The growth recorded in fiscal 2001 was due to the acquisition of Success Bancshares, and since fiscal 2001 assets have declined as the Bank followed a strategy of forcing higher cost deposit funds to leave the Bank while at the same time reducing the dependence on borrowed funds. The Bank’s audited

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financial statements are incorporated by reference in Exhibit I-2, and a summary of BankFinancial’s key operating ratios for the past five fiscal years are presented in Exhibit I-3.

BankFinancial’s loans receivable portfolio remained relatively stable in recent years, increasing at a 3.7% annual rate from fiscal year end 2000 through December 31, 2004, although the portfolio declined between December 31, 2001 and December 31, 2004. Since December 31, 2001 (following the acquisition of Success Bancshares), the loan portfolio has declined by $105.7 million, or 8.8%, as the Bank has de-emphasized residential mortgage lending. The Bank also sells longer-term fixed rate residential loans into the secondary market, and securitizes pools of adjustable rate residential loans to be held in portfolio as MBS. The Bank thus maintained a portfolio of loans serviced for others ($393.9 million) as of December 31, 2004, resulting from these previous loan sales.

The composition of BankFinancial’s loan portfolio has also changed considerably over the past five years. BankFinancial’s recent historical emphasis on non-residential mortgage lending is reflected in its loan portfolio composition, as 33.1% of total loans receivable consisted of 1-4 family mortgage loans at December 31, 2004, a decrease from 86.6% as of December 31, 2000. The loan diversification strategies pursued by the Bank between December 31, 2000 to December 31, 2004 are evident in the increases in construction/land loans (0.1% to 5.5% of loans), multi-family loans (7.0% to 21.9% of loans), nonresidential real estate loans (1.4% to 22.6% of loans), and commercial loans and leases (4.5% to 16.3% of loans). Over the same time period, BankFinancial has engaged in minimal consumer lending.

The intent of the Bank’s investment policy is to provide adequate liquidity within the context of supporting BankFinancial’s overall profitability, credit, reinvestment, liquidity and interest rate risk objectives. Over the past five years, the Bank’s level of cash and investment securities (inclusive of FHLB stock) ranged from a low of 18.8% of assets at fiscal year end 2000 to a high of 22.1% of assets at December 31, 2002. As of December 31, 2004, the Bank’s cash and investments portfolio totaled $321.6 million, or 21.5% of total assets, and was comprised of non-interest bearing cash and due from banks ($27.9 million), interest bearing deposits in other financial institutions ($1.4 million), SBA and municipal obligations ($5.4 million), preferred stock equity securities ($82.3 million), MBS/CMOs ($180.4 million) and FHLB stock ($24.2 million). Exhibit I-4 provides detail of the Bank’s investment portfolio.

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Immediately following the holding company offering, the Bank intends to invest the available funds into various types of low-risk securities. These funds will be gradually deployed into whole loans receivable over time. The Bank anticipates that the future composition of the liquidity portfolio will consist of similar types of short-term and low risk investments, with most available funds reinvested into whole loans receivable.

The preferred stock equity securities consist of five floating rate preferred stocks issued by Fannie Mae and Freddie Mac, and one Freddie Mac fixed rate preferred stock issue. The five securities pay quarterly dividends based on market interest rate indices and are listed on the New York Stock Exchange, and experienced declines in market values during fiscal 2003 and 2004, due primarily to lower dividend payouts as the underlying market indices have declined the recent low interest rate environment, and due to adverse financial results and publicity regarding Fannie Mae and Freddie Mac. The Bank, following a review of the impairment of these securities, determined that the decline in value of was other than temporary, and recorded non-cash impairment charges of $12.5 million in fiscal 2003 and $8.8 million in fiscal 2004, resulting in charges to current income. The fair value of the six preferred stock issues was $82.3 million as of December 31, 2004. As of April 1, 2005, the fair value had increased to an estimated $87.5 million, representing an increase of $5.2 million, although future fair values remain subject to the interest rate environment and the stock market perception of the future prospects of Fannie Mae and Freddie Mac. These securities are classified as available-for-sale (“AFS”), and the Bank’s equity remains exposed to future changes in market value of these assets.

Table 1.1 also presents trends in the level of fixed assets since December 31, 2000, and illustrates that the Bank has operated with relatively moderate levels of investment in fixed assets. The level of such assets increased in fiscal 2001 due to additional branches and other assets obtained as part of the acquisition of Success Bancshares, while fixed assets increased in fiscal 2003 following construction of the current Burr Ridge, Illinois headquarters office, which added approximately $8 million of fixed assets. With these recent increases in fixed assets, the Bank’s overall investment remains in the range of industry averages.

Over the past five years, BankFinancial’s funding needs have been substantially met through retail deposits, borrowings, internal cash flows and retained earnings. From fiscal year end 2000 through December 31, 2004, the Bank’s deposits increased at an annual rate of 7.4%, as

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BankFinancial gained deposits through the acquisition of Success Bancshares and continued marketing efforts to build the deposit base. Since fiscal 2001, deposits have declined by $56.6 million, or 4.8%, as the Bank has allowed certain higher cost funds to leave the Bank. As of December 31, 2004, non-CD deposits represented 59.2% of the Bank’s total deposits, representing an attractive, low cost core deposit base. Since fiscal 2001, non-CD accounts have increased in balance, thus increasing in proportion of overall deposits. As of December 31, 2004, the Bank had a moderate amount of brokered CDs in the deposit base, totaling $23.9 million.

Borrowings serve as an alternative funding source for the Bank to enable the Bank to fully leverage the capital base, support control of deposit costs and to aid in interest rate risk management. The Bank has used borrowings in the most recent fiscal years, and as of December 31, 2004, borrowings totaled $264.7 million, or 19% of total deposits and borrowings. Most of the borrowings at December 31, 2004 consisted of FHLB advances, with such advances carrying a weighted average interest rate of 2.85%. Other borrowings include $3.9 million of securities sold under agreements to repurchase and a $30.0 million loan from a third party financial institution that is intended to be paid off as part of the use of the conversion proceeds. Additional borrowings, deposit growth, the offering proceeds, and internal cash flows are expected to adequately address most of the Bank’s funding needs in the foreseeable future. To the extent additional borrowings may be utilized by the Bank, such borrowings would likely consist of FHLB advances.

Since fiscal year end 2000, various factors related to retained earnings have translated into an annualized decrease in retained earnings of 1.0%, and an annual decline in tangible retained earnings of 6.9%. The higher decline in tangible retained earnings is due to the intangibles created from the Success Bancshares acquisition. These trends, along with the changes in the Bank’s asset base, has resulted in a decline in BankFinancial’s equity-to-assets ratio from 8.2% at fiscal year end 2000 to 6.4% at December 31, 2004. The tangible equity-to-assets ratio declined from 8.2% to 5.0% over the same time period. The Bank maintained capital surpluses relative to all of its regulatory capital requirements at December 31, 2004. The addition of conversion proceeds will serve to strengthen BankFinancial’s capital position and competitive posture within its primary market area, as well as support expansion of the asset

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base. At the same time, as the result of the Bank’s increased pro forma capital position, BankFinancial’s ROE can be expected to be below industry averages following its conversion.

Income and Expense Trends

Table 1.2 shows the Bank’s historical income statements from fiscal year 2000 through fiscal 2004. After reporting positive earnings from fiscal 2000 to 2002, in fiscal 2003 BankFinancial reported a net loss of $9.578 million, or 0.66% of average assets, and for fiscal 2004, reported net income of $1.457 million, or 0.10% of average assets. Net income has been adversely affected in fiscal 2003 and 2004 by non-recurring expenses in the form of a prepayment penalty on early payment of certain FHLB advances (FY 2003) and losses on the impairment of securities held as AFS (FY 2003 and 2004). Consistent with the Bank’s community bank operating strategy, net interest income, non-interest income and operating expenses have been the dominant factors in BankFinancial’s income statement. In the most recent periods, loan loss provisions have not been a significant factor in the Bank’s income statement.

BankFinancial has reported various types of non-operating items (gains or losses) in the past five years, with the most recent items including the prepayment penalty on FHLB advances in 2003, the impairment losses on the investment securities in 2003 and 2004 and gains and losses on the sale of loans and securities. In past years, the Bank incurred losses from discontinued operations and write-downs in the fair value of derivatives. For fiscal 2004, the Bank’s reported earnings have been adjusted for the gains recorded on the sale of loans and investments, along with the loss on the impairment of securities, as shown in Table 1.2. Estimated core earnings totaled $6.201 million, or 0.43% of average assets, for fiscal 2004.

BankFinancial maintained a net interest income ratio between 2.32% and 2.94% of average assets throughout the period shown in Table 1.2. During the most recent twelve month period, the net interest income ratio has expanded due to the benefits of the restructuring of the FHLB advances in 2003, as $170 million of FHLB advances were prepaid and the funds reinvested into lower cost and shorter term borrowings from the FHLB. This assisted in the reduction in interest expense from 2.11% of average assets for fiscal 2003 to 1.61% of average assets for fiscal 2004. Somewhat offsetting this lower interest expense in 2004 was the

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amortization of approximately $2.5 million of a prepayment penalty yield adjustment related to the FHLB advance restructuring transaction. This yield adjustment expense will conclude in 2005, and total only $400,000 for that fiscal year. Interest expense totals are also favorably affected by the balance of core deposits held in portfolio. In addition, the Bank maintains of a relatively high concentration of short term or adjustable investment securities (the MBS) in portfolio, along with a balance of adjustable rate commercial real estate/commercial business loans and leases that are generally tied to the prime rate of interest. All of these types of assets have increased in yield in the most recent twelve month period, as the Federal Reserve has increased market rates, leading to increases in the prime rate of interest. The Bank’s historical net interest rate spreads and yields and costs are set forth in Exhibits I-3 and I-5.

Sources of non-interest operating income have been a moderate, but increasing contributor to the Bank’s earnings in recent years. During the last three fiscal years, non-interest operating income has ranged from 0.52% of average assets to 0.58% of average assets, with the highest ratio recorded for fiscal 2004. Such income consists of fees and charges on the deposit base, lending and servicing operations, insurance commission and annuities income and other miscellaneous income sources. As part of the future plans, the Bank intends to continue efforts to increase the level of sources of non-interest income.

Operating expenses represent the other major component of the Bank’s earnings, ranging from a low of 2.02% of average assets in fiscal 2000 to a high of 2.86% of average assets in fiscal 2003. Such expenses exclude the amortization of certain core deposit intangibles that were booked as part of the Success Bancshares acquisition in late 2001. Since fiscal 2002, operating expenses as a percent of average assets have declined slightly. The operating expense ratio for the Bank reflects the overall complexity of operations of BankFinancial and the branch office network, which acts to increase expenses and limit operating efficiencies. Upward pressure will be placed on the Bank’s operating expense ratio following the stock offering, due to expenses associated with operating as a publicly-traded company, including expenses related to the stock benefit plans. At the same time, the increase in capital realized from the stock offering will increase the Bank capacity to leverage operating expenses through pursuing a more aggressive growth strategy.

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Overall, the general trends in the Bank’s net interest income and operating expense ratio since 2000 reflect a minimal and declining level of core earnings, as indicated by the Bank’s expense coverage ratio (net interest income divided by operating expenses). BankFinancial’s expense coverage ratio equaled 1.15 times in fiscal 2000, versus a comparable ratio of 1.07 times during fiscal 2004. Similarly, BankFinancial’s efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income) of 78.4% for fiscal 2004 was less favorable in comparison to the 75.1% efficiency ratio maintained in fiscal 2000. The amortization of the prepayment penalty on the repayment of FHLB advances in the most recent year has had an adverse affect on the efficiency ratio.

Due to maintenance of adequate asset quality in the past several years, and lack of appreciable levels of loan chargeoffs, BankFinancial has recorded recoveries on previously charged off loan loss provisions over the last three fiscal years, totaling $1,023,000, following the establishment of a moderate level of provisions in fiscal 2000 through 2001. The lower level of allowances for loan losses required at present also reflect the Bank’s assessment of the loan portfolio quality and other factors related to the collectibility of the loan portfolio. As of December 31, 2004, the Bank maintained an allowance for loan losses of $11.0 million, equal to 168.90% of non-performing assets and accruing loans more than 90 days past due and 1.00% of net loans receivable. Exhibit I-6 sets forth the Bank’s allowance for loan loss activity during the past two years.

As stated previously, the primary non-operating income or expense items in the most recent two fiscal years have consisted of a penalty booked on the prepayment of certain higher cost FHLB advances, and losses on the impairment of securities held as AFS. These securities consist of the six perpetual preferred stock issues. In addition, in the most recent twelve month period, the Bank has incurred amortization or impairment of loan servicing assets of $772,000 and recorded gains on the sale of investment securities of $599,000. Gains on the sale of loans totaled $321,000 for the twelve months ended December 31, 2004. The Bank’s effective tax rate has been affected by the overall low levels of income and certain tax loss carryforwards. On a go forward basis, assuming moderately profitable operation, the Bank’s effective tax rate is expected to approximate 40%.

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Interest Rate Risk Management

Certain interest rate risk calculations provided by the OTS indicate that BankFinancial is not subject to a noticeable level of interest rate risk. As of December 31, 2004, the Net Portfolio Value (“NPV”) analysis provided by the OTS indicated that a 2% instantaneous and sustained increase in interest rates would result in a 0.1% increase in the Bank’s NPV (see Exhibit I-7).

The Bank manages interest rate risk from both the asset and liability sides of the balance sheet. On the asset side of the balance sheet, BankFinancial maintains a loan portfolio with adjustable rate features, including adjustable rate residential loans, and adjustable commercial real estate and commercial business loans. BankFinancial has also sold a portion of longer-term fixed rate residential loans, usually on a servicing-retained basis. The Bank also maintains a balance of short-term liquid funds and an adjustable rate MBS portfolio, along with other short-term or adjustable rate investment securities. All of the Bank’s investment securities are classified as available-for-sale. On the liability and equity side of the balance sheet, management of interest rate risk has been pursued through emphasizing less interest rate sensitive and lower costing transaction and savings accounts. Exhibit I-8 reveals the characteristics of the Bank’s loan portfolio.

The infusion of stock proceeds will serve to further limit the Bank’s interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase to capital will lessen the proportion of interest rate sensitive liabilities funding assets.

Lending Activities and Strategy

BankFinancial’s lending activities have recently de-emphasized 1-4 family permanent mortgage loans and emphasized construction/land loans, multi-family/non-residential real estate loans, along with commercial business and lease loans, and these loan types continue to comprise the largest concentration of the loan portfolio. Additional lending diversification by the Bank includes a balance of home equity loans and a small balance of consumer loans. Exhibit I-9 provides historical detail of BankFinancial’s loan portfolio composition over the past two years and Exhibit I-10 provides the contractual maturity of the Bank’s loan portfolio by loan type as of December 31, 2004.

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Residential Real Estate Lending - At December 31, 2004, the largest segment of the Bank’s loan portfolio was concentrated in 1-4 family residential mortgage loans, which totaled $363.1 million, or 33.0% of loans receivable. These loans consist of conforming and non-conforming, fixed rate and adjustable rate residential mortgage loans with maturities of up to 30 years, including home equity lines of credit and second mortgage loans.

First mortgage fixed rate residential loans originated by BankFinancial for the purpose of purchasing an owner-occupied home include terms of 10 to 30-years, with loan-to-value (“LTV”) ratios of 80% or more requiring private mortgage insurance. The Bank also originates adjustable rate mortgage (“ARM”) loans, with such loans indexed to a corresponding term of U.S. Treasuries, primarily with 1/1, 3/1 or 5/1 year adjustment terms. The 1-4 family residential mortgage loans are generally underwritten according to Fannie Mae guidelines, which conform to maximum loan limits set by these agencies. The current maximum loan limit is $359,650 for single-family homes. These loans are referred to as “conforming” loans. The Bank also originates loans with balances in excess of the conforming limit, referred to as “jumbo” loans that have been underwritten to the credit standards of Fannie Mae or Freddie Mac.

BankFinancial has been an active seller of fixed rate residential loans into the secondary market, as part of interest rate risk management. Such loans are sold servicing retained, in order for the Bank to maintain the primary customer contact. In addition, adjustable rate residential loans originated by the Bank have been securitized into mortgage-backed securities pools that are guaranteed by Fannie Mae or Freddie Mac, with this activity pursued in order to reduce credit risk of the earning asset portfolio. Notwithstanding future liquidity and capital management needs, the Bank intends to continue these strategies following completion of the conversion transaction.

BankFinancial also originates residential second mortgage loans, home equity loans or lines of credit loans, consisting of loans with adjustable rates tied to the prime rate of interest, or fixed rate loans with terms of up to 10 years. Such loans totaled $105.1 million as of December 31, 2004. BankFinancial originates first mortgage home equity loans in amounts up to 80% of the appraised value. LTV’s on second mortgage loans are restricted to 80%, in accordance with Bank policy. These loan products are reflective of the Bank’s recent business strategy of lending on residential property and providing a broader range of products and services to the customer

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base. These types of lending will continue to be emphasized over the course of this plan, due to the acceptable yields and credit risk associated with these loans.

Multi-Family Real Estate Lending - BankFinancial also is an active originator of real estate loans secured by multi-family property. The Bank’s multi-family loan portfolio totaled $240.6 million as of December 31, 2004, consisting primarily of smaller apartment buildings in the greater Chicago metropolitan area, generally with 6-12 units for each building. A single loan may include a number of these smaller apartment buildings, as overall loan sizes generally range from $500,000 to $3 million. The multi-family loans are grouped into three main categories, those with sufficient security of the land and building to support the loan, those that qualify for 50% regulatory risk-weighting and those that do not qualify for the 50% risk-weighting. Balances are maintained in each of the three categories for yield, interest rate risk and other business reasons. Such loans are generally adjustable rate in nature with 3/1, 5/1 or 7/1 adjustment terms, and overall yields on this portfolio are 50-75 basis points above the 1-4 family portfolio loan yields. The Bank intends to continue emphasizing this lending activity, given the nature of the market area surrounding the branch offices.

Commercial Real Estate Lending - BankFinancial has also been an active originator of commercial real estate loans, consisting of loans on non-residential real estate property. The Bank’s senior management team, including the lending function, contains personnel with sufficient experience to operate the active commercial loan department. This type of lending is attractive due to the higher yields and adjustable rate nature of these loans, and permits the Bank to operate as a more complete community bank and full service institution, offering a wider array of loan products to the communities served. The generally larger balances of such loans is also attractive to BankFinancial as this allows the Bank to operate the lending function more efficiently with fewer personnel required. Such loans totaled $248.8 million as of December 31, 2004. A significant portion of these loans were secured by nursing homes, with other security types including small, local commercial business properties, office buildings and strip malls in the local market areas served by the Bank. In order to take advantage of local lending opportunities, provide for higher asset yields and to position the Bank as a more full-service financial institution, BankFinancial intends to continue to offer such non-residential mortgage loans, and this will continue to be an area of emphasis for the Bank. A significant portion of

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these loans are tied to the prime rate of interest, and are thus short-term adjustable loans with three or five year adjustment periods or three or five year balloon maturities. BankFinancial also makes a small number of fixed rate commercial real estate loans. LTV ratios are generally limited to 80% of appraised value of the property, and debt service coverage ratios are generally a minimum of 120%. The Bank has in place sufficient experienced personnel in this area of lending in order to facilitate expansion of this area going forward.

Construction Lending – BankFinancial also originates land acquisition, development and construction loans to builders in the local market area, with these loans originated on single family residential, multi-family and non-residential property. As of December 31, 2004, these loans totaled $60.0 million, or 5.5% of total loans receivable. These loans are pursued as a business strategy to enhance the overall yield of the loan portfolio, shorten the term to maturity of the loan portfolio, and increase the Bank’s presence in the local market area in connection with builders and real estate agents. Construction loans are made on sites that are either pre-sold or, to a lesser extent, speculative homes, including some “high end” homes worth in excess of $1 million. Construction loan terms include a maximum LTV of 75% and terms of no more than one year. Land loans are originated for a maximum LTV ratio of 65% and a maximum term of two years. Development loans are also made to finance improvements to real estate, mostly for single family residential developments. Lending in this area is expected to continue to be a material activity over the course of this Plan.

Commercial Business/Lease Lending – As of December 31, 2004, the Bank held a total $92.5 million of commercial business loans and $86.4 million of commercial leases in portfolio. In parallel with the commercial real estate lending activities, the Bank originates commercial business loans to businesses located in the local market area, with such loans secured by various business assets such as inventory or property, plant and equipment. About 50% of the commercial business loans are working capital loans for nursing homes in the local market area. The term of these loans generally range from one to five years, are primarily prime-based loans and thus are adjustable loans that assist in interest rate risk management. BankFinancial does originate a few fixed rate commercial business loans, with terms generally limited to approximately 3-4 years. This area of lending is expected to be increased over the course of this Plan, and the Bank has in place the required personnel expertise needed to adequately manage and expand this business activity.

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As part of the Bank’s loan diversification efforts, BankFinancial maintains a commercial leasing portfolio. The leases in portfolio are either originated from Fortune 1000 companies that have an investment grade public debt rating, or from subsidiaries of foreign companies that meet the required underwriting standards but are not rated. The security for the leases is generally an assignment of the lease payments and a secured interest in the equipment being leased. Commercial leases generally have a maximum maturity of 7 years and a maximum credit exposure of $7.0 million. Leases to below-investment grade companies are limited to 10% of the commercial lease portfolio and a maximum credit exposure of $1.0 million. Lease loans are always fully amortizing, with fixed interest rates.

Consumer lending has not been an area of emphasis for BankFinancial, due to the need for additional personnel to originate and service such loans. Consumer loans totaled only $2.8 million as of as of December 31, 2004, and consisted mostly of loans on deposit accounts, automobile loans and credit card loans. These loans are offered in order to provide a broader product line for customers, however such loans are not actively marketed. Such loans are higher yielding and short-term loans, thus assisting in reaching income and interest rate risk goals.

Asset Quality

The Bank’s balance of non-performing assets and accruing loans that are more than 90 days past due has been moderate over the past two fiscal years, equaling 0.60% and 0.44% of assets as of December 31, 2003 and December 31, 2004, respectively. The consistently strong credit quality has been realized through aggressive oversight of the loan portfolio and selective underwriting. As shown in Exhibit I-11, the Bank’s balance of problem assets at December 31, 2004 consisted solely of non-accruing loans. The non-accruing loan balance consisted primarily of residential and non-residential mortgage loans.

The Bank reviews and classifies assets on a quarterly basis and establishes loan loss provisions based on the overall quality, size and composition of the loan portfolio, as well other factors such as historical loss experience, industry trends and local real estate market and

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economic conditions. The Bank maintained valuation allowances of $11.0 million at December 31, 2004, equal to 1.00% of net loans receivable and 168.90% of non-performing assets and accruing loans more than 90 days past due.

Funding Composition and Strategy

Deposits have consistently accounted for the Bank’s primary source of funds and at December 31, 2004 deposits equaled approximately 81% of BankFinancial’s interest-bearing funding composition. Exhibits I-12 and I-13 provide the composition of the deposit portfolio, and the interest rate and maturity composition of the CD portfolio at December 31, 2004. Lower costing NOW and money market accounts, along with savings accounts and non-interest bearing demand accounts, comprise the largest component of the Bank’s deposit composition, with such deposits amounting to $651.4 million or 59.2% of total deposits at December 31, 2004. Over the past year, the composition of the Bank’s deposit base composition has remained relatively stable.

CDs represent the second largest component of the Bank’s deposit composition, with BankFinancial’s current CD composition reflecting a higher concentration of short-term CDs (maturities of one year or less). As of December 31, 2004, the CD portfolio totaled $449.2 million or 41.0% of total deposits and 77% of the CDs were scheduled to mature in one year or less. BankFinancial holds only a moderate amount of brokered CDs in portfolio. Deposit rates offered by the Bank are generally in the middle of the range of rates offered by local competitors.

Borrowings, consisting of FHLB advances, reverse repurchase agreements and a third party loan, have been utilized by the BankFinancial in the most recent fiscal year, primarily to assist in interest rate risk management and to support expansion of operations, as such funds were used to purchase investment securities and fund certain lending operations. The Bank maintained $264.7 million of borrowings at December 31, 2004, versus a balance of $332.0 million as of December 31, 2001. Exhibit I-14 provides further detail of BankFinancial’s borrowing activities during the past two fiscal years. The advances are short and medium term advances, with terms generally extending out a three year period. BankFinancial is expecting to utilize additional borrowings, in addition to deposit growth, internal funding and stock proceeds, to fund the desired growth of the Bank following completion of the conversion. To the extent additional borrowings are utilized by the Bank, such borrowings would most likely consist of FHLB advances.

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Subsidiary Operations

BankFinancial currently has two wholly-owned subsidiaries. Financial Assurance Services sells title insurance, property and casualty insurance and other insurance products. Financial Assurance services also offers title services through its Financial Title Services division. During the year ended December 31, 2004, Financial Assurance Services reported net income of $113,800. As of December 31, 2004, Financial Assurance had 12 employees. A second wholly-owned subsidiary, BankFinancial Asset Recovery Corporation, holds title to real estate foreclosed upon by the Bank. For the year ended December 31, 2004, BankFinancial Asset Recovery Corporation reported net income of $169,000.

Legal Proceedings

BankFinancial is involved in routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by management to be immaterial to the financial condition of the Bank.

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II. MARKET AREA

Introduction

The Bank conducts operations in the Chicago metropolitan area counties of Cook, Lake, Will and DuPage through a network of 16 branch offices and its headquarters office in Cook County. See Exhibit II-1 for a description of the Bank’s office facilities. Essentially all the Bank’s lending and deposit operations are conducted in these four market area counties. The population of the Chicago MSA was 9.4 million as of 2004, representing a 3.3% increase from the 2000 census, and thus the Chicago MSA represents one of the largest metropolitan statistical areas in the United States, with a largely diversified economy, employment base, and population base. The Bank’s branch office network, which is dispersed across a majority of the region, is characterized by a complete cross-section of the region’s population base, businesses and property characteristics.

The Bank holds only a minor market share of deposits in Cook County (approximately 0.5%), and thus has potential for additional growth if given the financial strength and ability to establish a wider branch office network with greater access to customers. BankFinancial competes with a large number of national, regional and locally-based financial institutions. The primary larger financial institution competitors include Bank One N.A., LaSalle Bank N.A., Harris Trust and Savings Bank, Citibank, FSB, Charter One Bank, N.A., and Washington Mutual. In addition, the Bank faces competition from mortgage banking companies, consumer finance companies, investment houses, mutual funds, insurance companies and other financial intermediaries. Over the past couple of years, the competitive factors have intensified with the growth of electronic delivery systems (particularly the Internet).

Future growth opportunities for the Bank depend on future growth and stability of the regional economy (in particular the Chicago metropolitan statistical area), demographic growth trends and the nature and intensity of the competitive environment. These factors have been briefly examined in the following pages to help determine the growth potential that exists for the Bank and the relative economic health of the Bank’s market area, and the relative impact on value.

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National Economic Factors

The future success of the Bank’s operations is partially dependent upon various national and local economic trends. The economy in general showed signs of accelerating going into the second quarter of 2004, even though first quarter GDP growth increased at a slower than expected 3.9% annual rate. Job growth in April exceeded expectations, as the economy created 288,000 new jobs and the national unemployment rate fell to 5.6% in April. Some other economic data for April was not as strong, as higher interest rates slowed new housing starts and sales of new homes. An additional 248,000 jobs were created in May, bringing the three month total of jobs added to almost one million – the biggest three month increase since 2000. The May unemployment rate remained at 5.6%, as more people entered the labor market looking for work. Despite higher mortgage rates, sales of new and existing homes surged to record highs in May. Consumer spending rose 1.0% in May, which was the largest increase since October 2001. However, orders for durable goods posted an unexpected decline in May, resulting in the first back-to-back month drops in durable goods orders since the end of 2002. The economy showed additional signs of slowing at the end of the second quarter of 2004, as higher energy prices reduced consumer spending. Retail sales, industrial production and housing starts all fell in June. Job growth was also less than anticipated in June and the unemployment rate remained unchanged at 5.6% for the third straight month. The index of leading indicators fell in June for the first time in over a year and second quarter GDP declined to a 3.0% annual growth rate.

Surging oil prices continued to hamper the U.S. economy at the beginning of the third quarter, as employers added just 32,000 jobs in July. Despite modest job growth, the July unemployment rate dropped to 5.5%. A decline in July new home sales and only a modest gain in July durable goods orders further suggested that the economy had hit a soft patch. Employment data showed a strengthening jobs market for August, as the 5.4% unemployment rate reported for August was its lowest level since October 2001. Comparatively, other economic data for August generally showed the pace of economic activity continued to

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decelerate, which included a decline in retail sales and the third straight monthly drop in the index of leading indicators. However, new home sales bounced back in August, rising 9.4% from July. Third quarter GDP rose at a slower than expected 3.7% annual rate, while lower interest rates supported a 3.5% increase in new home sales for September. Job growth was less than anticipated in September, although the unemployment rate remained unchanged at 5.4%.

High oil prices remained as a damper on the economy at the beginning of the fourth quarter, as U.S. manufacturing activity fell to a thirteen month low in October 2004. Consumer confidence also fell in October reflecting concerns over sluggish job growth. However, job growth was strong in October as 337,000 jobs were added, although the national unemployment rate for October ticked up to 5.5% as more people started to look for jobs. Helped by the strong job growth and lower oil prices, consumer confidence rose in November. Notwithstanding the employment gains, the leading economic indicators fell for a fifth straight month in October. Low mortgage rates continued to support strong home sales for October. U.S. job growth for November slowed sharply, although the U.S. unemployment rate for November declined to 5.4%.

Stocks rallied through most of December 2004, as some favorable economic data, including a strong report on December consumer confidence and a five-month low in new unemployment claims, helped to lift the Dow Jones Industrial Average (“DJIA”) to a three and one-half year high in late-December. The rally did not carry over into the New Year, as investors reacted negatively to some disappointing economic data and indications by the Federal Reserve that it was likely to keep raising rates because of wariness about inflation. Concerns about slowing profit growth, weaker than expected growth in the fourth quarter of 2004 and the elections in Iraq extended the downward trend through mid-January 2005. After three straight weekly declines, the DJIA edged higher in the last week of January on some upbeat earnings reports and a better than expected consumer confidence index. The positive trend in the broader stock market continued during the first half of February, as the Federal Reserve’s quarter point rate increase contained no surprises, oil prices declined and January retail sales beat expectations. The broader stock market had an uneven performance during the second half of February, reflecting concerns about inflation, higher oil prices and a weak dollar. Despite

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surging oil prices, the DJIA moved back into positive territory for the year in early-March. Strong job growth reflected in the February employment data and better than expected retail sales for February were factors that contributed to the positive move in stocks during the first week of March. Higher oil prices and interest rates pressured stocks lower in mid-March, as rising commodity prices rekindled inflation fears. The downturn in stocks continued going into the second half of March, as stocks were weighed down by news of a record U.S. trade deficit in 2004, General Motors’ warning that earnings will be significantly below an earlier forecast and record high oil prices. A seventh interest rate increase since June 2004 by the federal reserve on March 22, 2005 raised fears of inflation over the near term future and caused a drop in stock prices. Stock prices fluctuated in late March 2005, reacting to 1st quarter earnings report expectations and economic data including the future price of oil. On April 1, 2005, the DJIA closed at 10404.3 or 3.5% lower since December 31, 2004, and the NASDAQ Composite Index closed at 1984.81 or 8.8% lower since December 31, 2004.

In terms of interest rate trends over the past year, an upward trend in interest rates was in effect at the beginning of the second quarter of 2004, as strong economic data increased expectations that the Federal Reserve would increase interest rates. Bond yields were also pushed higher by signs of inflation coming back into the economy, as the consumer price index for March rose 0.5%. March economic data that showed a strengthening economy pressured bond yields higher through the end of April. Treasury yields eased lower during mid-May, as investors shifted money to the relative safety of bonds in reaction to India’s election results and the assassination of the head of the Iraqi Governing Council. Strong job growth reflected in the May employment data and growing inflation concerns reversed the downward trend in bond yields during the first half of June, with the yield on the 10-year U.S. Treasury note hitting a two year high in mid-June. The Federal Reserve’s decision to raise its short-term rate from 1.00% to 1.25% provided a boost to bond prices at the close of the second quarter, as the Federal Reserve indicated that it would continue to raise the Federal Funds rate a quarter-point at a time.

Signs of slower economic growth and a smaller than expected increase in June consumer prices served to stabilize interest rates through most of July 2004. Bond yields declined during the first half of August, as higher oil prices slowed the pace of economic expansion. The Federal

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Reserve raised short-term rates a quarter-point to 1.50% in August and signaled that more increases were in store for 2004, based on expectations that the slowdown in the economy would only be temporary. The bond market reacted favorably to the Federal Reserve’s decision to raise the target rate to 1.75% at its September meeting, with the yield on the ten-year U.S. Treasury note edging below 4.0% in late-September. Treasury prices declined slightly at the close of the third quarter, which was largely attributed to profit taking and stronger than expected GDP growth reported for the second quarter.

Weaker than expected employment data for September and higher oil prices pushed bond yields lower at the start of the fourth quarter, with the yield on the ten-year U.S. Treasury note edging back below 4.0% in late-October. Treasury yields increased during early-November, on news of stronger than expected job growth for October and a decline in oil prices to a three week low. The Federal Reserve raised the Federal Funds rate a quarter-point to 2.00% as expected at its November meeting, which combined with mixed economic data served to stabilize long term bond yields in mid-November. Lower oil prices and concern about the weak dollar pushed bonds prices lower in late-November. In early-December, bonds rallied on the weaker than expected employment data for November. The positive trend in U.S. Treasuries continued through mid-December, as the Federal Reserve raised its key interest rate target by a quarter point to 2.25% and indicated that it would continue to raise interest rates at a measured pace based on expectations of moderate economic growth and well contained inflation. Treasury yields moved higher at the close of 2004 on news of a surge in consumer confidence during December.

U.S. Treasury yields increased sharply at beginning of 2005 on signs that economic growth was picking up momentum and indications from the Federal Reserve that it was likely to keep raising rates because of wariness about inflation. Despite the generally favorable economic data, Treasury yields eased lower during mid- and late-January as investors dumped stocks in favor of bonds. The Federal Reserve raised its target interest by another quarter point in early-February and signaled no change in its plan for more increases. The as expected rate increase and January employment data showing lower than expected job growth sparked a rally in long-term Treasury bonds, with the yield on the ten-year Treasury falling below 4% in early-February.

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Bond yields moved higher in mid-February on inflation concerns and indications of higher interest rates from the Federal Reserve. During March 2005, bond yields continued their upward trend, with both short-term and long-term bond yields increasing to nine month highs with the 10-year bond yield reaching 4.69% on March 24, 2005, as the markets reacted to heightened inflation fears. As of April 1, 2005, the bond equivalent yields for U.S. Treasury bonds with terms of one and ten years equaled 3.44% and 4.49%, respectively, versus comparable yields of 2.75% and 4.24% at December 31, 2004.

Based on the consensus outlook of 56 economists surveyed by The Wall Street Journal, the U.S. economy for 2005 will see GDP growth of about 3.6%, subdued inflation and only slight rises in interest rates. The consensus calls for the Federal Reserve’s short-term target interest rate to rise to 3% by June and to 3.5% by December. The economists expected the yield on 10-year U.S. Treasury notes to rise to more than 5% by year end 2005. Exhibit II-2 provides historical interest rate trends from 1995 through April 1, 2005.

Market Area Demographics

Table 2.1 presents information regarding the demographic and economic trends for the Bank’s market area counties from 2000 to 2004 and projected through 2009, with additional data provided in Exhibit II-3. Data for the nation, the State of Illinois and the Chicago MSA is included for comparative purposes. Within the four market area counties, Cook County maintained a population of approximately 5.4 million as of 2004, approximately 57% of the total MSA population. The remaining three market area counties contained sizeable population bases, each in excess of 600,000. Reflecting trends across the nation, the more urban county of Cook reported the lowest annual population growth rate of a negative 0.1% from 2000 to 2004, a rate lower than the statewide rate of positive 0.6% annually, and lower than the MSA’s 0.8% annual growth rate. The outlying counties each reported stronger growth rates, with Will County reporting the highest annual rate, 4.5%. These trends are projected to continue over the next five years through 2009, although growth rates are expected to slow.

These population trends represent a less than desirable trend for Bank as approximately 72% of the Bank’s deposits are located in Cook County, and that the most attractive growth

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trends are located in the outlying counties. The larger overall population base of Cook County provides an adequate source of business for financial institutions, although the Bank is a relatively midsized institution that faces both smaller and larger competitors in the local market area. As shown in Table 2.1, the number and growth of households performed somewhat better over the same time period, although this reflects a national trend towards a lower average household size and an increase in the number of households overall. In addition, the population and household growth trends described above are forecast to remain relatively constant over the next five years, indicating that the Bank’s business prospects are expected to remain stable in the foreseeable future. The demographic trends also provide support for the need to seek growth in other areas besides Cook County. Table 2.1 also details the age distribution of the residents of the four market area counties, and reveals that overall, the market area’s population base is relatively dispersed in terms of age, with Lake and Will Counties having a largest proportion of younger residents and Cook and DuPage Counties have the largest proportion of older residents.

Examination of another characteristic of the Bank’s market area, median household income and per capita income, revealed that Cook County reported income levels in line with the statewide averages, while the three outlying counties reported noticeably higher levels of income. The relatively low income levels in Cook County indicate the potential for reduced levels of financial institution deposits, deposit growth and overall need for financial institution services. Local household income distribution data also revealed a noticeably lower overall income level in Cook County versus the other market areas served.

Local Economy

Due to the overall large size of the Chicago metropolitan area population base and economy, the Bank operates in a diversified economic and demographic area, where all economic sectors are fully represented. As shown in Table 2.2 below, the State of Illinois, Cook County and the four county market area all reported the largest proportion of employment in services, wholesale/retail trade, manufacturing and government, indicative of a relatively diversified employment base. The state of Illinois recorded a higher level of manufacturing employment, while Cook County recorded a higher level of transportation/public utilities

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employment. Overall, however, the employment base of the four market area counties, including Cook County was quite similar to the statewide averages, indicative of the overall large economy in the Chicago metropolitan area. See Exhibit II-3 for additional data and details.

Table 2.2

Primary Market Area Employment Sectors

(Percent of Labor Force)

Employ. Sectors	Illinois	Cook County	Four Cty Avg.
Services	39.1%	43.3%	38.4%
Wholesale/Ret. Trade	14.7	13.0	16.8
Government	12.3	11.0	11.7
Manufacturing	10.6	9.2	10.4
Finance, Ins., Real Estate	9.7	11.4	9.8
Transportation/Public Util.	4.3	5.1	4.0
Construction	5.3	4.3	6.5
Agriculture	1.3	0.0	0.2
Other	2.7	2.7	2.3

	100.0%	100.0%	100.0%

Source: REIS DataSource.

As shown in Table 2.3, similar to national trends, the unemployment rate in Illinois decreased in the last twelve months, during which the unemployment rate in Cook, Lake, Will and DuPage Counties all decreased. The lowest unemployment rate was found in DuPage County. Illinois, Cook County, Lake County and Will County had unemployment rates above the national average, an unfavorable sign as it reflects a certain weakness to the job market for workforce employers.

Table 2.3

Market Area Unemployment Trends

Region	Jan. 2004 Unemployment	Jan. 2005 Unemployment
United States	6.3%	5.7%
Illinois	7.0%	6.1%
Cook County	6.9%	6.0%
Lake County	7.3%	5.9%
Will County	8.1%	6.2%
DuPage County	5.0%	4.5%

Source: U.S. Bureau of Labor Statistics.

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Competition

Due to the overall size of the market in which the Bank operates, BankFinancial holds a minimal market share of deposits of 0.5% in Cook County, and market shares of 1.1% in Lake County and 1.8% in Will County (see Table 2.4). With the current market share below 3%, additional deposit growth in the market area is likely achievable, particularly as BankFinancial competes with a number of regional and super-regional competitors, along with a number of smaller locally-based financial institutions.

Table 2.4 displays deposit trends for thrifts and commercial banks in Illinois and the four market area counties. Since 2001, deposit growth in Illinois has been positive for commercial banks, with savings institutions declining in deposits, primarily due to acquisitions of thrifts by commercial banks. Commercial banks continue to maintain the majority of deposit funds in the state of Illinois, approximately 88% of all deposits as of the most recent date.

Within Cook County, BankFinancial recorded an annualized decrease in the balance of deposits of 1.4% since 2001, although this decline was in part due to a decision to force certain higher cost deposits to leave the Bank following the acquisition of Success National Bank. This resulted in a reduction in BankFinancial’s deposit market share from 0.6% in 2001 to 0.5% in 2004. Overall, commercial banks increased deposits in Cook County at an annual rate of 4.6%, while savings institutions recorded a decline in deposits at an annual rate of 9.6%. Commercial banks have approximately 90% of deposit funds in Cook County. In the other three market area counties, deposits increased by an annual average of 6.2%, although this figure was affected by a decline in deposits in DuPage County, with this decline due to larger commercial banks moving certain deposits to other offices in other geographic areas. Commercial bank deposits increased at a faster rate than savings institutions in Will and DuPage Counties, with savings institutions recording declines in deposits in those counties. The Bank’s deposits also declined in Lake and Will County, reflecting efforts to reduce the level of high cost deposit funds.

With regard to lending competition in the local market area, the Bank anticipates the most significant competition from larger financial institutions such as LaSalle Bank, N.A., Citibank, FSB, Mid America Bank, FSB, and Fifth Third Bank, along with other mid-sized commercial banks. Another type of competitor includes real estate mortgage investment

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conduits (“REMICs”), which are also aggressively purchasing certain types of loans. In addition other competitors include other local and regional mortgage companies, independent mortgage brokers and credit unions in originating mortgage and non-mortgage loans. To remain competitive, BankFinancial focuses on providing residential and multi-family mortgage loans, non-residential mortgage loans and commercial business loans and retail deposit services to existing customers and the new customers attracted to the Bank. As indicated in the mission statement, the Bank’s mission is to position itself to exceed every expectation for providing high quality personal customer service. This strategy is designed to identify a niche in the market where the Bank can compete against other institutions. BankFinancial’s approach to reaching the potential customer base is to market to the general public at large through various marketing avenues.

Summary

The overall condition of the primary market area can be characterized as stable, with moderate growth potential in the immediate Cook County market area and higher growth potential in the three remaining market area counties, based on regional population and economic projections. The overall total population base within the Bank’s market area does provide the potential for additional banking customers, particularly in light of the current market share of deposits held by the Bank. Going forward, in view of the local demographic and economic trends and the numbers and types of competitors in the market area, the competition for deposits is expected to remain substantial, which will result in BankFinancial having to pay competitive deposit rates, provide high quality service and consider providing electronic banking capabilities to increase local market share. In addition, the Bank also will have to engage in sufficient levels of marketing activities.

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III. PEER GROUP ANALYSIS

This chapter presents an analysis of BankFinancial’s operations versus a group of comparable companies (the “Peer Group”) selected from the universe of all publicly-traded savings institutions. The primary basis of the pro forma market valuation of BankFinancial is provided by these public companies. Factors affecting the Bank’s pro forma market value such as financial condition, credit risk, interest rate risk, and recent operating results can be readily assessed in relation to the Peer Group. Current market pricing of the Peer Group, subject to appropriate adjustments to account for differences between BankFinancial and the Peer Group, will then be used as a basis for the valuation of BankFinancial’s to-be-issued common stock.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on a national exchange (NYSE or AMEX), or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Non-listed institutions are inappropriate since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally or regionally-based institutions with comparable resources, strategies and financial characteristics. There are approximately 147 fully-converted publicly-traded thrift institutions nationally and, thus, it is typically the case that the Peer Group will be comprised of institutions with relatively comparable characteristics. To the extent that differences exist between the converting institution and the Peer Group, valuation

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adjustments will be applied to account for the differences. From the universe of publicly-traded thrifts, we selected 10 institutions with characteristics similar to those of BankFinancial. In the selection process, we applied one “screen” to the universe of all public companies:

•	Screen #1. Midwest institutions with assets between $800 million and $3.5 billion and a return on equity of less than 10%. Ten companies met the criteria for Screen #1 and all ten were included in the Peer Group. Exhibit III-2 provides financial and public market pricing characteristics of all publicly-traded Midwest based thrifts with assets greater than $500 million, from which the Peer Group was selected.

Table 3.1 shows the general characteristics of each of the 10 Peer Group companies and Exhibit III-3 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and BankFinancial, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of BankFinancial’s financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group as of the most recent publicly available date.

A summary description of the key characteristics of each of the Peer Group companies is detailed below.

•	TierOne Corp. of Lincoln, NE. Largest peer group company with relatively strong capital position and earnings. Loan portfolio is diversified into multi-family/commercial real estate and construction/land loans.

•	United Community Fin. Corp of OH. Second largest peer group company, with a relatively significant intangible balance and high level of earnings. United Community has also diversified into multi-family/commercial real estate and construction/land loans.

•	First Place Financial Corp. of OH. Asset size closely matches BankFinancial’s pro forma assets. Asset composition includes a balance of investment securities and a relatively lower loan balance. First Place’s asset loan composition is relatively undiversified away from residential loans, but First Place holds the largest loans serviced for others portfolio and servicing intangible.

•	CFS Bancorp, Inc. of IN. Operates in the Chicago metropolitan area with a similar sized branch office network. CFS has the largest investment portfolio of all peer group members, funded with largest borrowing base. Lowest earning peer group member, due to low net interest income. Assets invested primarily into securities, residential loans and multi-family/commercial real estate, with no loan servicing portfolio.

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•	Citizens First Bancorp, Inc. of MI. Citizens is a 15-branch thrift with significant investment in loans receivable funded with the highest equity/assets ratio of the all peer group members. Strong net income is supported by the net interest margin and high levels of non-interest income. Loans are relatively diversified into multi-family/commercial real estate and non-mortgage lending. Strong asset quality and reserve coverage ratios in comparison to other peer group members.

•	Bank Mutual Corp. of WI. Bank Mutual operates with a well capitalized balance sheet and reports relatively strong net income due to low operating expenses. Earning assets are concentrated in residential loans and MBS, along with commercial real estate, resulting in a risk-assets ratio in line with the Peer Group average. Asset quality and reserve coverage ratios compare favorably to the peer group averages.

•	First Defiance Financial Corp. of OH. Located in northwestern Ohio, First Defiance reported the most significant asset growth of all peer group companies in the past year, along with the highest level of net income. A strong net interest margin and non-interest income supported earnings. First Defiance reported the most significant diversification into multi-family/commercial real estate lending and consumer lending, resulting in the lowest investment in traditional residential lending. Asset quality and reserve coverage ratios were well above peer group averages.

•	EFC Bancorp, Inc. of IL. EFC, located close to the Chicago metropolitan area, contained the smallest branch office network (8 branches) and a relatively low equity/assets ratio. Net income approximated the peer group average, while the loan portfolio was concentrated in residential lending.

•	HF Financial Corp. of SD. The most leveraged of all peer group members, HF Financial reported relatively low profitability due to high operating expenses, notwithstanding a strong level of non-interest income. Earning assets were well diversified into multi-family/commercial real estate and non-mortgage lending. Asset quality was stronger than the peer group average, while reserve coverage ratios were weaker.

•	MutualFirst Financial, Inc. of IN. The smallest peer group member, operating with a high ratio of loans/assets and a relatively high capital ratio. Income was supported by a strong net interest margin and diversification into commercial business lending. Asset quality was in line with the peer group average.

In aggregate, the Peer Group companies maintain a similar level of capital than the industry average (10.87% of assets versus 11.19% for all public companies), generate lower earnings as a percent of average assets (0.65% ROAA versus 0.78% for all public companies), and generate a slightly lower return on equity (5.99% ROE versus 8.09% for all public companies). The Peer Group’s average P/B ratio and average P/E multiple were below and comparable to the respective averages for all publicly-traded thrifts.

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All Publicly-Traded	Peer Group
Financial Characteristics (Averages)
Assets ($Mil)	$2,552	$1,769
Market capitalization ($Mil)	$373	$271
Equity/assets (%)	11.19%	10.87%
Return on assets (%)	0.78%	0.65%
Return on equity (%)	8.09%	5.99%

Pricing Ratios (Averages)(1)
Price/earnings (x)	18.53	x	19.54	x
Price/book (%)	154.21%	128.70%
Price/tangible book (%)	170.03%	146.11%
Price/assets (%)	16.81%	13.89%

(1)	Based on market prices as of April 1, 2005.

Ideally, the Peer Group companies would be comparable to BankFinancial in terms of all of the selection criteria, but the universe of publicly-traded thrifts does not provide for an appropriate number of such companies. However, in general, the companies selected for the Peer Group were fairly comparable to BankFinancial, as will be highlighted in the following comparative analysis.

Financial Condition

Table 3.2 shows comparative balance sheet measures for BankFinancial and the Peer Group. BankFinancial’s and the Peer Group’s ratios reflect balances as of December 31, 2004, unless otherwise indicated for the Peer Group companies. BankFinancial’s equity-to-assets ratio of 6.4% was below the Peer Group’s average net worth ratio of 10.9%. However, the Bank’s pro forma capital position will increase with the addition of stock proceeds and will exceed the Peer Group’s ratio following the conversion. Tangible equity-to-assets ratios for the Bank and the Peer Group equaled 5.0% and 9.7%, respectively, as goodwill and intangibles maintained by the Bank equaled 1.4% of assets. The increase in BankFinancial’s pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs. At the same time, the Bank’s higher pro forma capitalization will also result in a relatively low return on equity. Both the Bank’s and the Peer

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Group’s capital ratios reflected capital surpluses with respect to the regulatory capital requirements, with the Peer Group’s ratios currently exceeding the Bank’s ratios. On a pro forma basis, the Bank’s surpluses will likely be more significant than indicated for the Peer Group.

The interest-earning asset compositions for the Bank and the Peer Group were somewhat similar, with loans constituting the bulk of interest-earning assets for both BankFinancial and the Peer Group. BankFinancial’s loans-to-assets ratio of 73.5% was below the comparable Peer Group ratio of 77.9%. Comparatively, BankFinancial’s cash and investments-to assets ratio of 21.5% was above than the comparable Peer Group measure of 16.6%. Overall, BankFinancial’s interest-earning assets amounted to 95.0% of assets, which approximated the Peer Group’s ratio of 94.5%.

BankFinancial’s funding liabilities reflected a funding strategy that was somewhat similar to that of the Peer Group’s funding composition. The Bank’s deposits equaled 74.7% of assets, which was above the comparable Peer Group ratio of 67.0%. Comparatively, borrowings accounted for a lower portion of the Bank’s interest-bearing funding composition, as indicated by borrowings-to-assets ratios of 17.7% and 20.0% for BankFinancial and the Peer Group, respectively. Total interest-bearing liabilities maintained by the Bank and the Peer Group, as a percent of assets, equaled 92.4% and 88.0%, respectively. Following the increase in capital provided by the net proceeds of the conversion offering, the Bank’s ratio of interest-bearing liabilities as a percent of assets will be less than the Peer Group’s ratio.

A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. Presently, the Peer Group’s IEA/IBL ratio is stronger than the Bank’s ratio, based on respective ratios of 107.4% and 102.8%. The additional capital realized from stock proceeds should serve to provide BankFinancial with an IEA/IBL ratio that exceeds the Peer Group’s ratio, as the increase in capital provided by the infusion of conversion proceeds will serve to lower the level of interest-bearing liabilities funding assets and will be primarily deployed into interest-earning assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. Growth rates for BankFinancial and the Peer Group are based on the 12 months ended

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December 31, 2004, or the most recent period available. BankFinancial’s assets showed only a slight increase, at a 2.39% rate, versus a 14.3% asset growth rate posted by the Peer Group. Notwithstanding the continued change in the loan portfolio composition, BankFinancial’s major asset categories showed little change over the time period, in line with the stable level of assets. Asset growth for the Peer Group was realized through loan growth, as cash and investments declined. Overall, the Peer Group’s asset growth measures would tend to indicate greater earnings growth potential relative to the Bank’s asset growth measures. In contrast, BankFinancial’s future asset growth potential will be enhanced by the increased leverage capacity that will result from the infusion of net conversion proceeds into capital.

Similar to the asset side of the balance sheet, the Bank’s balances of deposits and borrowings also showed an increase in deposits, offset by a decline in borrowings, while the equity base was slightly lower. The Peer Group’s growth rates for deposits and borrowings were higher than the comparable growth rates indicated for the Bank, with borrowings increasing at the highest rate. The Peer Group also reported a modest increase in the equity base, of 0.28%. Factors contributing to the Bank’s capital decline included its low earnings levels and changes in the adjustment for assets held for sale, along with certain non-recurring losses. Comparatively, despite recording a higher return on assets than the Bank, the Peer Group’s capital declined due to dividend payments as well as stock repurchases, and changes to the AFS adjustment. The Bank’s higher level of capital following the conversion may depress the Bank’s capital growth rate going forward.

Income and Expense Components

Table 3.3 displays comparable statements of operations for BankFinancial and the Peer Group, based on earnings for the twelve months ended December 31, 2004 unless indicated otherwise for the Peer Group companies. For the period shown in Table 3.3, BankFinancial reported income of 0.10% of average assets, while the Peer Group reported net income to average assets of 0.65%. The comparable returns indicated for Bank and the Peer Group resulted from the Bank’s higher level of operating expense along with a lower level of non-interest income. The Bank also reported net non-operating losses, in comparison to the Peer Group’s lack of non-operating income or expense, on average.

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On an estimated core earnings basis, as was shown in Table 1.2, BankFinancial reported core earnings of $6.201 million, or 0.43% of average assets, versus the Peer Group’s estimated core earnings of 0.65% of average assets, as will be detailed in Chapter 4. As discussed in Section One, adjustments to the Bank’s income statement included excluding the loss on the impairment of AFS securities, and the gains reported on the sale of investment securities and loans. Thus, the Bank’s estimated core earnings more closely approximate the Peer Group’s estimated core earnings.

Net interest income represents the primary source of earnings for the Bank and the Peer Group, equaling 2.94% and 2.96% of average assets, respectively. The Bank maintained both a lower interest income ratio and a lower interest expense ratio in comparison to the Peer Group’s ratios. The Bank’s lower interest income ratio was caused by maintaining a lower yield on interest earning assets (4.80% versus 5.33% for the Peer Group), which was caused by the Bank’s short-term interest-earning asset mix that reflected a higher concentration of prime-based loans in comparison to the Peer Group, along with significant balances of adjustable rate investment securities, including one-year adjustable MBS and the preferred stock investments that currently provide for relatively low yields (these are tax-exempt securities which provide for lower reported yields). The Bank’s lower interest expense ratio posted was facilitated by maintaining balances of core deposits, primarily resulting from the Bank’s active marketing and merchant processing activities and commercial business lending activities. In addition, the Bank restructured the FHLB borrowings portfolio in 2003, prepaying longer-term higher cost borrowings and replacing such borrowings with short-term, low cost advances. The Bank’s advantage in funding costs (1.61% versus 2.06% for the Peer Group) was offset in part by a higher ratio of interest-bearing liabilities as a percent of assets. Following the Bank’s conversion, the increase in capital to be realized from the infusion of conversion proceeds and the resultant decline in the level of interest-bearing liabilities funding assets should further improve the Bank’s advantage in comparison to the Peer Group with respect to maintaining a lower interest expense ratio.

In another key area of core earnings strength, the Bank maintained a higher level of operating expenses than the Peer Group. For the period covered in Table 3.3, the Bank and the Peer Group reported operating expense to average assets ratios of 2.76% and 2.63%,

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respectively, exclusive of amortization of intangibles. In general, the Bank’s higher operating expense ratio is reflective of its strategy to broaden products and services offered to its customers, including the lending operations, its deposit composition which consist of a relatively high concentration of transaction accounts that are more costly to service than time deposits and its mortgage banking operations. Consistent with the Bank’s higher operating expense ratio, BankFinancial maintained a comparatively higher number of employees relative to its asset size. Assets per full time equivalent employee equaled $3.5 million for the Bank, versus a comparable measure of $3.9 million for the Peer Group. On a post-offering basis, the Bank’s operating expenses can be expected to increase with the addition of stock benefit plans and expenses related to operating as a publicly-traded company, with such expenses already impacting the Peer Group’s operating expenses. At the same time, BankFinancial’s capacity to leverage operating expenses will be greater than the Peer Group’s leverage capacity following the increase in capital realized from the infusion of net stock proceeds.

When viewed together, net interest income and operating expenses provide considerable insight into a thrift’s earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Bank’s earnings strength was less than the Peer Group’s. For the twelve months ended December 31, 2004, BankFinancial’s and the Peer Group’s expense coverage ratios equaled 1.07x and 1.13x, respectively. An expense coverage ratio of greater than 1.0x indicates that an institution is able to sustain pre-tax profitability without having to rely on non-interest sources of income.

Sources of non-interest operating income were a larger contributor to the Peer Group’s earnings, with such income amounting to 0.58% and 0.91% of BankFinancial’s and the Peer Group’s average assets, respectively. The Peer Group’s higher level of non-interest operating income is supported by income generated through service fees and charges. Taking non-interest operating income into account in comparing the Bank’s and the Peer Group’s earnings, BankFinancial’s efficiency ratio of 78.4% was less favorable than the Peer Group’s efficiency ratio of 68.0%.

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Loan loss provisions had little impact on the Bank’s earnings, with BankFinancial reporting minimal recoveries, while the Peer Group established reserves equaling 0.22% of average assets. The level of loan loss provisions established by the Bank and the Peer Group was indicative of their generally favorable credit quality measures.

Net gains or losses were a factor in the Bank’s and the Peer Group’s earnings, with BankFinancial reporting net non-operating losses of 0.58% of average assets, while the Peer Group reported no net gains or losses, on average, although most Peer Group members did report some gains or losses in the most recent twelve months. Typically, gains and losses generated from the sale of assets are viewed as earnings with a relatively high degree of volatility and, thus, are substantially discounted in the evaluation of an institution’s core earnings. In the case of BankFinancial, the losses were primarily were derived from the loss on impairment of securities held for sale, which totaled 0.60% of average assets. Other items that affected the Bank’s income statement included gains on the sale of investment securities and loans. The gains recorded by the Peer Group were supported by gains derived from the sale of fixed rate loans as an ongoing activity. Accordingly, such gains warrant some consideration as a core earnings factor for the Bank and the Peer Group, but are still viewed as a more volatile source of income than income generated through the net interest margin and non-interest operating income.

Due to the Bank’s low level of income for fiscal 2004, and the impact of previous write-downs and other income statement items, the Bank recorded a tax benefit at a rate of 22.1%, while the Peer Group posted an effective tax rate of 33.0%.

Loan Composition

Table 3.4 presents data related to the loan composition of BankFinancial and the Peer Group. In comparison to the Peer Group, the Bank’s loan portfolio composition reflected a lower concentration in the aggregate of 1-4 family permanent mortgage loans and MBS than maintained by the Peer Group (37.2% of assets versus 43.3% for the Peer Group). A higher concentration of 1-4 family loans primarily accounted for the Peer Group’s higher ratio, although the Bank maintained a higher ratio of mortgage-backed securities. Loans serviced for others equaled 26.4% and 28.4% of the Bank’s and the Peer Group’s assets, respectively, thereby

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indicating the similar influence of mortgage banking activities on the Bank’s and Peer Group’s operations. The Peer Group’s higher balance of loans serviced for others translated into a higher ratio of servicing intangibles, as servicing assets equaled 0.17% and 0.30% of the Bank’s and the Peer Group’s assets, respectively.

Diversification into higher risk and higher yielding types of lending was more significant for the Bank, largely on the basis of the Bank’s higher concentration of commercial real estate/multi-family and commercial business loans. Commercial real estate/multi-family loans represented the most significant area of lending diversification for the Bank (32.8% of assets), followed by commercial business loans (12.4% of assets). Multi-family loans constituted approximately one-half of the total, indicating a significant investment in these loan types. Similarly, commercial real estate/multi-family loans represented the most significant area of lending diversification for the Peer Group (19.5% of assets) followed by consumer loans (7.7% of assets). In comparison to BankFinancial, the Peer Group’s loan composition reflected a higher concentration of construction/land loans (6.1% of assets). Beyond commercial real estate/multi-family and commercial business loans, lending diversification for the Bank was limited consisting of balances of construction and land loans (4.0% of assets) and consumer loans (1.9% of assets). The Bank’s degree of lending diversification into higher risk types of lending translated into a similar risk weighted assets-to-assets ratio of 73.6%, versus a comparable ratio of 72.0% maintained by the Peer Group.

Credit Risk

The Bank’s credit risk exposure appears to be similar to the Peer Group’s, based on the Bank’s similar ratios of non-performing loans as a percent of loans and non-performing assets as a percent of total assets. As shown in Table 3.5, the Bank’s ratio of non-performing assets and accruing loans that are more than 90 days past due equaled 0.44% of assets, which was below the comparable Peer Group ratio of 0.68%. Non-performing loans equaled 0.59% of the Bank’s loans compared to 0.76% for the Peer Group. The Bank maintained a lower level of loss reserves as a percent of non-performing loans (168.9% versus 200.26% for the Peer Group), while at the same time maintaining higher reserves as a percent of loans (1.00% versus 0.92% for the Peer Group). The similar credit risk was also evident in the level of net charge-offs for the

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twelve month period, which equaled 0.09% and 0.16% (median value) of the Bank’s and the Peer Group’s respectively, both of which are relatively low figures.

Interest Rate Risk

Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure of the Bank versus the Peer Group companies. In terms of balance sheet composition, BankFinancial’s interest rate risk characteristics were considered to be slightly less favorable in a declining interest rate environment than the Peer Group’s. Most notably, BankFinancial’s lower tangible capital position and lower IEA/IBL ratio indicate a greater dependence on the yield-cost spread to sustain the net interest margin. A lower level of non-interest earning assets represented an advantage for the Bank with respect to capacity to generate net interest income and, in turn, limiting the interest rate risk associated with the balance sheet. On a pro forma basis, the infusion of stock proceeds should provide the Bank with comparable or slightly more favorable balance sheet interest rate risk characteristics than currently maintained by the Peer Group, particularly with respect to the increases that will be realized in Bank’s equity-to-assets and IEA/IBL ratios.

To analyze interest rate risk associated with the net interest income ratio, we reviewed quarterly changes in net interest income as a percent of average assets for BankFinancial and the Peer Group. In general, the more significant fluctuations in the Bank’s ratios implied there was a greater degree of interest rate risk associated with its net interest income compared to the Peer Group’s, based on the interest rate environment that prevailed during the period covered in Table 3.6. The generally rising short term interest rates environment over the past 18 months has enhanced the Bank’s net interest income ratio. However, it is recognized that the Bank’s income statement is currently being impacted by certain non-cash expenses related to restructuring actions, including the prepayment of FHLB advances and the mark-to-market entries associated with the acquisition of Success National Bank. Therefore, direct conclusions from the data shown in Table 3.6 are more difficult. The stability of the Bank’s net interest margin should be enhanced by the infusion of stock proceeds, as interest rate sensitive liabilities will be funding a lower portion of BankFinancial’s assets and the proceeds will be substantially deployed into interest-earning assets.

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Summary

Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of BankFinancial. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

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IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology used to determine BankFinancial’s estimated pro forma market value for purposes of pricing the stock. The valuation incorporates the appraisal methodology promulgated by the OTS and adopted in practice by the FDIC for standard conversion offerings, particularly regarding selection of the Peer Group, fundamental analysis on both the Company and the Peer Group, and determination of the Company’s pro forma market value utilizing the market value approach.

Appraisal Guidelines

The OTS written appraisal guidelines specify the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion. Pursuant to this methodology: (1) a peer group of comparable publicly-traded institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes “fundamental analysis” techniques. Additionally, the valuation incorporates a “technical analysis” of recently completed conversions and stock offerings, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses, based on either the Peer Group or the recent conversions cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a stock on a given day.

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The pro forma market value determined herein is a preliminary value for the Company’s to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in the Company’s operations and financial condition; (2) monitor the Company’s operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending standard conversion offerings both regionally and nationally. If material changes should occur prior to close of the offering, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Company and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including BankFinancial’s value, the market value of the stocks of public institutions, or BankFinancial’s value alone. To the extent a change in factors impacting the Company’s value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into its analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Company and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Company relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also

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considered the market for thrift stocks, in particular new issues, to assess the impact on value of BankFinancial coming to market at this time.

1.	Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Company’s and the Peer Group’s financial strength are noted as follows:

•	Overall A/L Composition. Loans funded by retail deposits were the primary components of both BankFinancial’s and the Peer Group’s balance sheets. The Peer Group’s interest-earning asset composition exhibited a higher concentration of loans, while the Company’s loan portfolio composition reflected a greater degree of diversification into higher risk and higher yielding types of loans. The risk weighted assets-to-assets ratios were similar for both. BankFinancial’s funding composition reflected similar concentrations of deposits and borrowings relative to the Peer Group’s ratios. Overall, as a percent of assets, the Company maintained a slightly higher level of interest-earning assets and a higher level of interest-bearing liabilities than indicated for the Peer Group, which resulted in a lower IEA/IBL ratio for the Company. The infusion of stock proceeds should serve to increase the Company’s IEA/IBL ratio and, thus, eliminate the comparative advantage currently indicated in the Peer Group’s IEA/IBL ratio. For valuation purposes, RP Financial concluded no adjustment was warranted for the Company’s overall asset/liability composition.

•	Credit Quality. The Company maintained a lower ratio of non-performing assets-to-assets than the Peer Group. At the same time, the Company maintained lower reserve coverage ratios, both as a percent of non-performing loans and as a percent of non-performing assets, but a higher ratio as a percent of net loans receivable. Net loan charge-offs were lower for the Company, while the Company maintained a similar risk weighted assets-to-assets ratio. The Company also maintained a concentration of preferred stock investments that were subject to significant writedowns in fiscal 2003 and 2004. The Peer Group did not maintain a similar concentration of such securities. Overall, in comparison to the Peer Group, the Company’s measures imply a similar higher degree of credit exposure and, thus, RP Financial concluded that no valuation adjustment was warranted for the Company’s credit quality.

•

Balance Sheet Liquidity. The Company operated with a higher level of cash and investment securities relative to the Peer Group (21.5% of assets versus 16.6% for the Peer Group). BankFinancial’s future borrowing capacity was considered to be comparable to the Peer Group’s, in light of the similar level of borrowings that were maintained by the Company and the Peer Group. Overall, balance sheet liquidity for the

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Company and the Peer Group were not viewed as being materially different and, thus, RP Financial concluded that no adjustment was warranted for the Company’s balance sheet liquidity.

•	Funding Liabilities. Retail deposits and borrowings comprised a similar portion of the Company’s and the Peer Group’s respective funding compositions. The Company’s overall funding composition provided for a slightly lower cost of funds than maintained by the Peer Group. In total, the Company maintained a higher level of interest-bearing liabilities than the Peer Group, which was attributable to BankFinancial’s lower capital position. Following the stock offering, the increase in the Company’s capital position should provide BankFinancial with a comparable or lower level of interest-bearing liabilities than maintained by the Peer Group. Overall, RP Financial concluded that no adjustment was warranted for BankFinancial’s funding composition.

•	Capital. The Peer Group operates with a higher equity-to-assets ratio than the Company. However, following the stock offering, BankFinancial’s pro forma capital position will likely exceed the Peer Group’s equity-to-assets ratio. The Company’s higher pro forma capital position will result in greater leverage potential and reduce the level of interest-bearing liabilities utilized to fund assets. At the same time, the Company’s more significant capital surplus will likely result in a depressed ROE. Overall, RP Financial concluded that a slight upward adjustment was warranted for the Company’s pro forma capital position.

On balance, BankFinancial’s balance sheet strength was considered to be in general similar to the Peer Group’s, as implied overall by the Company’s A/L composition, credit quality, liquidity and pro forma capital position. Accordingly, we concluded that no valuation adjustment was warranted for the Company’s financial condition.

2.	Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution’s earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

•

Reported Earnings. The Company reported lower earnings on a ROAA basis (income of 0.10% of average assets versus earnings of 0.65% for the Peer Group). Higher levels of non-interest operating income and lower operating expenses supported the Peer Group’s higher return, while the Company’s earnings were adversely affected by non-operating items. Reinvestment and leveraging of the net stock proceeds should enhance returns for the Company, but the pick-up in earnings will be somewhat offset

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by the increase in operating expenses that will result from the implementation of the stock benefit plans and expenses related to operating as a publicly-traded Company with shareholders to report to. Overall, the Company’s reported earnings were considered to be less favorable than the Peer Group’s reported earnings and, thus, RP Financial concluded that a slight downward adjustment was appropriate for the Company’s reported earnings.

•	Core Earnings. The Company’s and the Peer Group’s earnings were derived largely from recurring sources, including net interest income, operating expenses, and non-interest operating income. However, the Company’s earnings for the most recent twelve month period were negatively affected by an impairment charge recorded against preferred stock investments available for sale. In addition, the Company’s earnings were positively impacted by gains on the sale of loans and securities into the secondary market. Adjusting the Company’s results for these items resulted in core profitability of $6.201 million, or approximately 0.43% of average assets, which remains lower than the peer group average of 0.65% of average assets. The Company’s expense coverage ratio was lower than the Peer Group’s ratio (1.07x versus 1.13x for the Peer Group), and BankFinancial’s efficiency ratio of 78.4% was also less comparable to the Peer Group’s efficiency ratio of 68.0%. Loss provisions had a larger impact on the Peer Group’s earnings. Overall, these measures, after taking into account the expected earnings benefits the Company should realize from the redeployment of stock proceeds into interest-earning assets, which will be negated by expenses associated with the stock benefit plans and operating as a publicly-traded Company, indicate that the Company’s core earnings are generally comparable to the Peer Group. Therefore, RP Financial concluded that no adjustment was necessary for core earnings.

•	Interest Rate Risk. Quarterly changes in the Company’s and the Peer Group’s net interest income to average assets ratios indicated that a slightly higher degree of volatility was associated with the Company’s net interest margin, although this data was impacted by other factors related to restructuring activities. The Peer Group’s stronger capital and IEA/IBL ratios, along with a similar level of non-interest earning assets, implied a lower dependence on the yield-cost spread to sustain net interest income. On a pro forma basis, the Company’s capital position and IEA/IBL ratio will be enhanced by the infusion of stock proceeds and should eliminate the current advantages indicated for the Peer Group’s ratios. Overall, RP Financial concluded that the interest rate risk associated with the Company’s earnings was comparable to the Peer Group’s earnings interest rate risk exposure and no valuation adjustment was necessary for this factor.

•

Credit Risk. Loan loss provisions were a larger factor in the Peer Group’s earnings, as the Company reported a modest recovery of loss provisions for fiscal 2004. In terms of future exposure to credit quality related losses, the Company’s and the Peer Group’s credit quality measures generally implied a comparable degree of earnings credit risk exposure. The Company’s reserves as a percent of loans exceeded the

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Peer Group average, while reserves as a percent of NPAs were lower. The Company does, however, continue to retain its portfolio of preferred stock which resulted in impairment charges in the most recent quarter. Future impairment charges are not anticipated for this portfolio, however the portfolio represents a concentration and risk that affects our valuation adjustment for earnings. RP Financial concluded that no adjustment was warranted for this factor.

•	Earnings Growth Potential. Several factors were considered in assessing earnings growth potential. First, the Company’s recent historical balance sheet growth was lower than the Peer Group’s. Second, the infusion of stock proceeds will increase the Company’s earnings growth potential with respect to leverage capacity, as the Company’s pro forma leverage capacity should be comparable to or greater than the Peer Group’s. Lastly, the Peer Group’s more diversified operations into areas that generate non-interest operating income provide greater earnings growth potential and sustainability of earnings during periods when net interest margins come under pressure as the result of higher interest rates. The Company’s earnings growth potential appears to be comparable to the Peer Group’s, and, thus, we concluded that no adjustment was warranted for this factor.

•	Return on Equity. As the result of the increase in capital that will be realized from the infusion of net stock proceeds, the Company’s return on equity will be below the comparable averages for the Peer Group and all publicly-traded thrifts. In view of the lower capital growth rate that will be imposed by BankFinancial’ lower ROE, we concluded that a slight downward adjustment was warranted for the Company’s ROE.

Overall, no adjustment was applied for the Company’s profitability, growth and viability of earnings.

3.	Asset Growth

BankFinancial’s asset growth rate was lower than the Peer Group’s during the period covered in our comparative analysis (2.4% versus 14.3% for the Peer Group). Additionally, the Peer Group’s asset growth was realized through growth of loans, as opposed to lower yielding cash and investments. On a pro forma basis, the Company’s tangible equity-to-assets ratio will be above the Peer Group’s tangible equity-to-assets ratio, indicating greater leverage capacity for the Company. On average, the demographic characteristics of the Company’s primary market area were considered to be more favorable than the markets served by the Peer Group companies with respect to supporting lending and deposit growth opportunities. On balance, we believe a slight upward adjustment was warranted for this factor.

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4.	Primary Market Area

The general condition of an institution’s market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. BankFinancial’s primary market area for loans and deposits is considered to be greater Chicago metropolitan area, specifically the counties of Cook, Lake, Will and DuPage, where the main office and all of its branches are located. This four county market area contains 7.6 million residents, representing one of the largest population centers in the United States. In general, the market area is a relatively moderate growth market, with such growth somewhat lower than the U.S. growth rates. Household and per capita income measures for the market area are well above national averages, reflecting the more urban characteristics of the Company’s market area.

The markets served by the Peer Group companies were viewed as being less favorable with respect to supporting growth opportunities. Cook County’s population growth was slightly lower than the median of the markets served by the Peer Group companies, and, on average, the Company serves a much more populous market than the Peer Group. Per capita income for the markets served by the Peer Group companies was on average less than Cook County’s per capita income. The average deposit market share maintained by the Peer Group companies was higher than the Company’s market share of deposits in Cook County. In general, the degree of competition faced by the Peer Group companies was viewed as being less than the Company’s competitive environment. Summary demographic and deposit market share data for the Company and the Peer Group companies is provided in Exhibit III-3. As shown in Table 4.1, January 2005 unemployment rates for the majority of the markets served by the Peer Group companies were higher than the unemployment rate reflected for Cook County. On balance, we concluded that a slight upward adjustment was appropriate for the Company’s market area.

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Table 4.1

Market Area Unemployment Rates

BankFinancial, Inc. and the Peer Group Companies(1)

	County	Jan. 2005 Unemployment
BankFinancial Corp. - IL	Cook	6.1%

Peer Group Average		6.7%

TierOne Corp. of Lincoln, NE	Lancaster	4.1%
United Comm. Fin. Corp. of OH	Mahoning	8.2
First Place Fin. Corp. of OH	Trumbull	8.2
CFS Bancorp, Inc. of Munster, IN	Lake	6.6
Citizens First Bancorp, Inc. of MI	St. Clair	9.4
Bank Mutual Corp. of WI	Milwaukee	5.8
First Defiance Fin. Corp. of OH	Defiance	6.5
EFC Bancorp, Inc. of Elgin, IL	Kane	6.6
HF Financial Corp. of Souix Falls, SD	Minnehaha	3.8
MutualFirst Financial, Inc. of Muncie, IN	Delaware	7.3

(1)	Unemployment rates are not seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

5.	Dividends

At this time the Company has not established a dividend policy. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

All ten of the Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 0.86% to 3.46%. The average dividend yield on the stocks of the Peer Group institutions equaled 2.46% as of April 1, 2005. As of April 1, 2005, approximately 90% of all publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting an average yield of 2.45%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

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While the Company has not established a definitive dividend policy prior to converting, the Company will have the capacity to pay a dividend comparable to the Peer Group’s average dividend yield based on pro forma earnings and capitalization. On balance, we concluded that no adjustment was warranted for purposes of the Company’s dividend policy.

6.	Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. Nine of the Peer Group members trade on the NASDAQ system and one of the Peer Group members trade on the AMEX. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies, based on the shares issued and outstanding to shareholders ranged from $74 million to $863 million as of April 1, 2005, with average and median market values of $271 million and $177 million, respectively. The shares issued and outstanding to the shareholders of the Peer Group members ranged from 3.6 million to 73.5 million, with average and median shares outstanding of 17.8 million and 10.3 million, respectively. The Company’s stock offering is expected to have a pro forma market value that is comparable to the Peer Group median, while public shares outstanding for the Company is expected to be somewhat above the average of the shares outstanding maintained by the individual Peer Group companies. Like the majority of the Peer Group companies, the Company’s stock will be quoted on the NASDAQ National Market System following the stock offering. Overall, we anticipate that the Company’s public stock will have a comparable trading market as the Peer Group companies on average and, therefore, concluded no adjustment was necessary for this factor.

7.	Marketing of the Issue

Three separate markets exist for thrift stocks: (1) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a publicly-held company and stock trading history; and

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(3) the thrift acquisition market for thrift franchises in Illinois. All of these markets were considered in the valuation of the Bank’s to-be-issued stock.

A.	The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed over the past year. Stocks moved higher in-early April 2004, as investors reacted favorably to a strong employment report for March. For the balance of April trading in the broader market produced uneven results, as generally favorable first quarter earnings and strong economic data weighed against the growing threat of inflation and higher interest rates. The Dow Jones Industrial Average (“DJIA”) closed below 10000 for the first time in 2004 in the second week of May, as strong job growth during April raised expectations of a rate increase by the Federal Reserve. The downward trend in stocks prevailed through most of May, on concerns about higher oil prices, violence in the Middle East and higher interest rates. Stocks rebounded in late-May, primarily on the basis of higher corporate earnings and lower oil prices. Strong employment data for May combined with lower oil prices and favorable inflation data provided for a positive trend in the broader market through mid-June. Stocks traded in a narrow range through the end of the second quarter, as investors awaited the outcome of the Federal Reserve meeting at the end of June.

Rising oil prices and profit warnings from some technology companies caused major stock indices to fall at the start of the third quarter of 2004. Stocks continued to trend lower through most of July, as a slow down in the economic expansion raised concerns about future earnings growth. Strong consumer confidence numbers for July reversed the downward trend in stocks during the last week of July, with the DJIA closing up for the week for the first

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time since mid-June. The recovery in the stock market was short-lived, as record high oil prices, weak retail sales for July and weaker than expected job growth for July pulled stocks lower in early-August. A positive economic outlook by the Federal Reserve and bargain hunting supported gains in the stock market during mid-August, as the DJIA moved back above the 10000 barrier. The DJIA hit a six week high in late-August, which was supported by a drop in oil prices. After the DJIA closed at a two month high in early-September, based on hopes for favorable employment numbers for August, the broader stock market traded in a narrow range through mid-September. Concerns that rising oil prices would hurt the economy and reduce corporate earnings pressured stocks lower in late-September.

Stocks rallied at the start of the fourth quarter, largely on the basis of a rebound in technology stocks due to an upbeat outlook for third quarter earnings. Higher oil prices and allegations of improprieties in the insurance industry pressured the DJIA to its lowest level of the year in late-October. Lower oil prices reversed the downward trend in stock at the close of October. The election outcome, a rise in consumer confidence and a strong jobs report for October extended the stock market rally into mid-November, as the DJIA hit a seven month high. Concerns about the falling dollar and a sharp rise in October producer prices temporarily dampened the stock market rally in late-November, but then stocks recovered in early-December on a sharp decline on oil prices. Some favorable economic data, including a strong report on December consumer confidence and a five-month low in new unemployment claims, helped to extend the rally through the end of the year as the DJIA move to a three and one-half year high.

The broader stock market started 2005 in a downward trend, as investors reacted negatively to some disappointing economic data and indications by the Federal Reserve that it was likely to keep raising rates because of wariness about inflation. Concerns about slowing profit growth, weaker than expected growth in the fourth quarter of 2004 and the elections in Iraq extended the downward trend through mid-January. After three straight weekly declines, the DJIA edged higher in the last week of January on some upbeat earnings reports and a better than expected consumer confidence index. The positive trend in the broader stock market continued during the first half of February, as the Federal Reserve’s quarter point rate increase contained no surprises, oil prices declined and January retail sale beat expectations. Stock prices continued their climb in late February and early March 2005, as positive job creation figures and

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economic growth data led to a more positive outlook for the reset of the year. This outlook was tempered by the increase in the cost of a barrel of oil to over $53.00 in the first week in March, leading to some uncertainty about the potential impact. Strong job growth reflected in the February employment data and better than expected retail sales for February were factors that also contributed to the positive move in stocks during the first week of March. Higher oil prices and interest rates pressured stocks lower in mid-March, as rising commodity prices rekindled inflation fears. The downturn in stocks continued going into the second half of March, as stocks were weighed down by news of a record U.S. trade deficit in 2004, General Motors’ warning that earnings will be significantly below an earlier forecast and record high oil prices. A seventh interest rate increase since June 2004 by the federal reserve on March 22, 2005 raised fears of inflation over the near term future and caused a drop in stock prices. As an indication of the general trends in the nation’s stock markets over the past year, as of April 1, 2005, the DJIA closed at 10404.30, an increase of 0.6% from April 1, 2004 and a decrease of 3.5% year-to-date. As of April 1, 2005, the NASDAQ closed at 1,984.81, a decrease of 3.5% from April 1, 2004 and a decline of 8.8% year-to-date. The Standard & Poors 500 Index closed at 1,172.92 on April 1, 2005, an increase of 2.7% from April 1, 2004 and a decrease of 3.2% year-to-date.

The market for thrift stocks has been mixed as well during the past 12 months, but, in general, thrift issues have paralleled trends in the broader market. Thrifts stocks generally traded lower at the start of the second quarter of 2004, as a strong employment report for March pushed interest rates higher. Higher interest rates and inflation worries pressured interest rate sensitive issues lower through most of April, with the sell-off sharpening in early-May following another strong employment report for April. Thrift stocks recovered modestly in mid-May as the yield on 10-year Treasury note declined slightly. Acquisition speculation involving the sale of Washington Mutual lifted the thrift sector higher in late-May. Thrift stocks generally retreated during the first half of June, as the yield on the 10-year Treasury note moved to a two-year high on inflation concerns. Following the sharp sell-off, thrift stocks rebounded as a moderate increase in core consumer prices during may and comments by the Federal Reserve Chairman that inflation does not seem likely to be a serious problem eased fears of a sharp rise in inflation. Acquisition activity helped to boost thrift stocks in late-June, but the upward trend was abruptly

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reversed at the end of June as a significant decline in Washington Mutual’s 2004 earnings guidance pulled the broader thrift sector lower.

Thrift stocks responded favorably to the 25 basis point rate increase implemented by the Federal Reserve at the close of the 2004 second quarter, as the Federal Reserve indicated that it would continue to raise the federal funds rate 25 basis points at a time. June employment data which showed weaker than expected job growth also provided support to thrift stocks in early-July. For most of July there was little movement in thrift stocks, as second quarter earnings were generally in line with expectations. A rally in the broader market in late-July provided a boost to thrift stocks as well. Thrift issues traded down with the rest of the market in early-August, although losses in the thrift sector were mild compared to the sell-off experienced in the boarder market as weaker than expected job growth for July pushed interest rates lower. Improved inflation data, lower interest rates and a rally in the broader stock market combined to push the thrift sector higher in mid-August. Thrift stocks sustained a positive trend in late-August, which was fueled by lower interest rates and strength in the broader stock market. The upward trend in thrift prices continued through mid-September, as September employment data matched expectations and inflation remained low. Thrift stocks edged lower at the close of the third quarter, which was largely attributable to weakness in the broader stock market.

Thrift issues also rebounded in conjunction with the broader stock market rally at the start of the fourth quarter. After trading in a narrow range into mid-October, thrift stocks moved lower on some disappointing third quarter earnings and lower guidance on future earnings due to margin compression resulting from a flatter yield curve. The rally in the boarder stock market and the Federal Reserve’s indication that inflation risks were well contained fueled gains in the thrift sector during the first half of November. Trading activity in thrift stocks was mixed during late-November, as the rally lost steam on some profit taking and higher than expected inflation data for October. Thrift issues followed the broader market higher in early-December and then declined modestly into a narrow trading range through late-December. The year end rally in the broader stock market provided a slight boost to thrift prices as well.

The market for thrift stocks was mixed at the start of 2005, but, in general, thrift stocks eased lower during January. Fourth quarter earnings for the thrift sector were generally in

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line with expectations, but concerns about higher interest rates and margin compression hindered thrift stocks throughout most of January. Thrift stocks followed the broader market higher in early-February, but then eased slightly in mid-February and into early March 2005 on concerns about higher interest rates. Comparatively, tame inflation data reflected in the January consumer price index provided a boost to the thrift sector in late-February. Thrift stocks followed the broader market higher in early-March, as long-term interest rates declined slightly. Likewise, thrift stocks declined in conjunction with broader market during mid-March on the spike-up in long-term interest rates and increased fears of inflation. On April 1, 2005, the SNL Index for all publicly-traded thrifts closed at 1507.4, a decrease of 3.4% from April 1, 2004 and a decline of 6.1% for year-to-date 2005.

B.	The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Company’s pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting mutual thrift will result in a discount to book value whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

Thrift offerings completed in the most recent three month period have generally been well received, with most offerings being oversubscribed. As shown in Table 4.2, two full conversions and six mutual holding company offerings were completed during the past three months. The standard conversion offerings are considered to be more relevant for purposes of

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our analysis, however both offerings trade on the OTC Bulletin Board. As of April 1, 2005, the average standard conversion stock price was $12.00, representing an increase of 20.0% since the initial public offering date of January 21, 2005. The mutual holding company offerings are not considered to be as relevant for purposes of our analysis. On a fully-converted basis, the average closing pro forma price/tangible book ratio of the six recent MHC offerings equaled 85.3%. On average, these recent MHC offerings reflected price appreciation of 2.8% after the first week of trading. However, of the six MHC transactions closed in 2005, three have traded below their initial share prices at some point following the offering and four remained below their initial prices at April 1, 2005. This data suggests the potential cooling of interest in thrift offerings on a go-forward basis.

There are no current pricing multiples of recent fully-converted companies that trade on NASDAQ or an Exchange, as the Royal Financial stock is traded on the OTC Bulletin Board.

C.	The Acquisition Market

Also considered in the valuation was the potential impact on BankFinancial’s stock price of recently completed and pending acquisitions of other savings institutions operating in Illinois. As shown in Exhibit IV-4, there were ten Illinois thrift acquisitions announced from 2001 through year-to-date 2005, and there is currently one pending acquisition of an Illinois savings institutions. The recent acquisition activity in the regional market area may imply a certain degree of acquisition speculation for the Bank’s stock. To the extent that acquisition speculation may impact the Bank’s offering, we have largely taken this into account in selecting companies which operate in markets that have experienced a comparable level of acquisition activity as the Bank’s market and, thus, are subject to the same type of acquisition speculation that may influence BankFinancial’s trading price. However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in BankFinancial’s stock would tend to be less compared to the more seasoned stocks of the Peer Group companies.

*  *  *  *  *  *  *  *  *  *  *

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Page 4.17

In determining our valuation adjustment for marketing of the issue, we considered trends in the overall thrift market, the new issue market and the local acquisition market for thrift stocks. Taking these factors and trends into account, RP Financial concluded that no adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8.	Management

BankFinancial’s management team appears to have experience and expertise in all of the key areas of the Company’s operations. Exhibit IV-5 provides summary resumes of BankFinancial’s Board of Directors and senior management. The Company appears to have the organizational structure and management depth typically found in institutions of a similar asset size and complexity of operations. Management and the Board have been effective in implementing an operating strategy that can be well managed by the Company’s present organizational structure.

Similarly, the returns, capital positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded that no valuation adjustment relative to the Peer Group was appropriate for this factor.

9.	Effect of Government Regulation and Regulatory Reform

In summary, as a fully-converted SAIF-insured institution, BankFinancial will operate in substantially the same regulatory environment as the Peer Group members — all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Bank’s pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

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Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Company’s pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Table 4.3

BankFinancial Corporation

Valuation Adjustments

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	No Adjustment
Asset Growth	Slight Upward
Primary Market Area	Slight Upward
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing BankFinancial’s to-be-issued stock — price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches — all performed on a pro forma basis including the effects of the conversion proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in BankFinancial’s prospectus for reinvestment rate, the effective tax rate, offering expenses and stock benefit plan assumptions (summarized in Exhibits IV-7 and IV-8). In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group and the recent conversions.

RP Financial’s valuation placed an emphasis on the following:

•

P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Company’s and the Peer Group’s earnings composition and overall financial condition, the P/E approach

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was carefully considered in this valuation. At the same time, since reported earnings for both BankFinancial and the Peer Group included certain non-recurring items, we also made adjustments to earnings to arrive at core earnings estimates for the Company and the Peer Group and resulting price/core earnings ratios.

•	P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a useful indicator of pro forma value taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or “P/TB”), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

•	P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings - we have also given less weight to the assets approach. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community’s willingness to pay market multiples for earnings or book value when ROE is expected to be low.

The Company will adopt Statement of Position (“SOP”) 93-6, which will cause earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that, as of April 1, 2005, the pro forma market value of BankFinancial’s conversion stock was $185,000,000 at the midpoint, equal to 18,500,000 shares at $10.00 per share.

1. Price-to-Earnings (“P/E”). The application of the P/E valuation method requires calculating the Company’s pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a

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recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Company’s reported net income equaled $1,457,000 for the twelve months ended December 31, 2004. In deriving BankFinancial’s core earnings, the adjustments made to reported earnings included eliminating the losses incurred on the impairment in value of the securities held for sale and eliminating gains on the sale of assets (loans and investment securities) for the twelve month period ended December 31, 2004. As shown below, on a tax affected basis, assuming an effective marginal tax rate of 39.75%, the Company’s core earnings were determined to equal $6.201 million for the twelve months ended December 31, 2004. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group’s earnings in the calculation of core earnings).

Table 4.4

BankFinancial Corporation

Core Earnings Estimate

Amount
($000)
Net income	$1,457
Addback: Loss on Impairment of Securities Held AFS	8,793
Less: Gain on sale of assets	(920)
Less: Tax Effect @39.75%	(3,129)

Core earnings estimate	$6,201

Based on the Company’s estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company’s pro forma reported and core P/E multiples at the $185.0 million midpoint value equaled 85.60 times and 26.79 times, respectively, which provided for premiums of 338.1% and 36.8% relative to the Peer Group’s average reported and core earnings multiples of 19.54 times and 19.59 times, respectively (see Table 4.5). At the top of the super range, the Company’s reported and core P/E multiples of 102.10 times and 34.27 times reflect premiums of 422.5% and 74.9% relative to the comparable P/E multiples for the Peer Group.

2. Price-to-Book and Price-to-Tangible Book (“P/B” and “P/TB”). The application of the P/B and P/TB valuation methods require calculating the Company’s pro forma market value by applying valuation P/B and P/TB ratios to BankFinancial’s pro forma book value. The

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pre-conversion reported book value for BankFinancial equaled $94.9 million, while the pre-conversion tangible book value totaled $74.1 million. Based on the $185.0 million midpoint valuation, BankFinancial’s pro forma P/B and P/TB ratios equaled 72.61% and 79.05%, respectively. In comparison to the average P/B and P/TB ratios for the Peer Group of 128.70% and 146.11%, respectively, the Company’s ratios reflected a discount of 43.6% on a P/B basis and a discount of 45.9% on a P/TB basis. At the top of the super range, the Company’s P/B and P/TB ratios equaled 79.75% and 85.53% and reflected discounts of 38.0% and 41.5% relative to the comparable P/B and P/TB ratios for the Peer Group. RP Financial considered the discounts under the P/B approach to be reasonable in light of the Company’s significantly lower pro forma return on equity and the Company’s resulting P/E multiples.

3. Price-to-Assets (“P/A”). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company’s pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the midpoint of the valuation range, BankFinancial’s value equaled 11.19% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 13.89%, which implies a 19.4% discount to the Company’s pro forma P/A ratio.

Comparison to Recent Conversions

As indicated at the beginning of this chapter, RP Financial’s analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a “technical” analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). The two standard conversion offerings completed within the past three months closed at a P/TB ratio of 76.2% and appreciated 23.0% during the first week of trading. In comparison, BankFinancial’s P/TB ratio at the midpoint of 79.05% represents a premium of 3.7% from the standard conversion’s closing P/TB ratio.

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Page 4.23

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of April 1, 2005, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion was $185,000,000 at the midpoint. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $157,250,000 and a maximum value of $212,750,000. Based on the $10.00 per share offering price, this valuation range equates to an offering of 15,725,000 shares at the minimum and 21,275,000 shares at the maximum. In the event the appraised value is subject to an increase, the offering range may be increased up to a super maximum value of $244,662,500 without requiring a resolicitation. The comparative pro forma valuation calculations relative to the Peer Group are shown in Table 4.5 and are detailed in Exhibit IV-7 and Exhibit IV-8.

Table 2.1

BankFinancial, F.S.B.

Summary Demographic/Economic Information

	Year			Growth Rate 2000-04	Growth Rate 2004-2009
	2000	2004	2009
				(%)	(%)
Population(000)
United States	281,422	292,937	307,116	1.0%	0.9%
Illinois	12,419	12,705	13,047	0.6%	0.5%
Chicago MSA	9,098	9,398	9,762	0.8%	0.8%
Cook County	5,377	5,364	5,342	-0.1%	-0.1%
Lake County	644	694	756	1.9%	1.7%
Will County	502	600	721	4.5%	3.7%
DuPage County	904	937	976	0.9%	0.8%

Households(000)
United States	105,480	109,950	115,474	1.0%	1.0%
Illinois	4,592	4,694	4,816	0.6%	0.5%
Chicago MSA	3,280	3,384	3,510	0.8%	0.7%
Cook County	1,974	1,967	1,957	-0.1%	-0.1%
Lake County	216	233	254	1.9%	1.7%
Will County	168	201	243	4.7%	3.9%
DuPage County	326	337	352	0.9%	0.8%

Median Household Income($)
United States	$42,729	$46,475	$51,597	2.1%	2.1%
Illinois	47,013	51,444	57,868	2.3%	2.4%
Chicago MSA	51,592	56,906	63,596	2.5%	2.2%
Cook County	46,409	50,093	56,142	1.9%	2.3%
Lake County	67,571	73,975	83,401	2.3%	2.4%
Will County	62,899	69,510	78,528	2.5%	2.5%
DuPage County	68,641	73,166	79,999	1.6%	1.8%

Per Capita Income($)
United States	$21,587	$24,092	$27,309	2.8%	2.5%
Illinois	23,104	25,772	29,160	2.8%	2.5%
Chicago MSA	24,614	27,404	30,938	2.7%	2.5%
Cook County	23,227	25,692	28,866	2.6%	2.4%
Lake County	32,102	35,487	39,863	2.5%	2.4%
Will County	24,613	28,098	32,360	3.4%	2.9%
DuPage County	31,315	34,438	37,983	2.4%	2.0%

	0-14 Yrs.	15-34 Yrs.	35-54 Yrs.	55+ Yrs.
2004 Age Distribution(%)
United States	21.0%	28.0%	29.0%	22.0%
Illinois	21.0%	28.0%	29.0%	22.0%
Chicago MSA	22.0%	28.0%	30.0%	20.0%
Cook County	22.0%	29.0%	28.0%	21.0%
Lake County	24.0%	27.0%	31.0%	18.0%
Will County	24.0%	28.0%	32.0%	16.0%
DuPage County	22.0%	26.0%	32.0%	20.0%

	Less Than $25,000	$25,000 to 50,000	$50,000+
2004 HH Income Dist.(%)
United States	26.0%	28.0%	46.0%
Illinois	23.0%	26.0%	51.0%
Chicago MSA	20.0%	24.0%	56.0%
Cook County	24.0%	26.0%	50.0%
Lake County	13.0%	20.0%	67.0%
Will County	13.0%	20.0%	67.0%
DuPage County	11.0%	20.0%	69.0%

Source: Claritas.

Table 2.4

BankFinancial, F.S.B.

Deposit Summary

	As of June 30,
	2001			2004			Deposit Growth Rate 2001-2004
	Deposits	Market Share	Number of Branches	Deposits	Market Share	No. of Branches
	(Dollars In Thousands)						(%)
State of Illinois	$251,901,000	100.0%	4,054	$281,869,000	100.0%	4,393	3.8%
Commercial Banks	211,712,000	84.0%	3,553	248,935,000	88.3%	3,857	5.5%
Savings Institutions	40,189,000	16.0%	501	32,934,000	11.7%	536	-6.4%

Cook County	$137,017,000	100.0%	1,204	$148,577,000	100.0%	1,382	2.7%
Commercial Banks	116,457,000	85.0%	965	133,413,000	89.8%	1,111	4.6%
Savings Institutions	20,560,000	15.0%	239	15,164,000	10.2%	271	-9.6%
BankFinancial(1)	836,452	0.6%	13	801,003	0.5%	10	-1.4%

Lake County	$11,635,000	100.0%	185	$16,882,000	100.0%	217	13.2%
Commercial Banks	11,009,000	94.6%	172	15,320,000	90.7%	190	11.6%
Savings Institutions	626,000	5.4%	13	1,562,000	9.3%	27	35.6%
BankFinancial(1)	301,632	2.6%	5	188,379	1.1%	4	-14.5%

Will County	$5,228,000	100.0%	130	$6,850,000	100.0%	174	9.4%
Commercial Banks	4,826,000	92.3%	118	6,517,000	95.1%	157	10.5%
Savings Institutions	402,000	7.7%	12	333,000	4.9%	17	-6.1%
BankFinancial	155,247	3.0%	1	123,385	1.8%	1	-7.4%

DuPage County	$25,285,000	100.0%	313	$22,330,000	100.0%	341	-4.1%
Commercial Banks	14,089,000	55.7%	265	19,423,000	87.0%	302	11.3%
Savings Institutions	11,196,000	44.3%	48	2,907,000	13.0%	39	-36.2%
BankFinancial	0	0.0%	0	5,310	0.0%	1	NM

(1)	Includes deposits of Success National Bank.

Source: FDIC.